82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



02031230

REGISTRANT'S NAME   *Erciyas Biracilik Ve Malt Sanayii*

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

~~PROCESSED~~

APR 2 5 2002

THOMSON
~~FINANCIAL~~

FILE NO. 82- *41444*   FISCAL YEAR *12-31-01*

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: *_____*

DATE : *4/15/02*



AR/S
12-31-01

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

Erciyas Biracilik Ve Malt Sanayi AS

ANNUAL REPORT

2001



ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONIM ŞİRKETİ

THE BOARD OF DIRECTORS

INVITATION TO ORDINARY GENERAL ASSEMBLY

REG. NO: 91324/036346

The ordinary shareholders' general assembly of our company, in order to deliberate the agenda written below and to reach decision, will be held at the meeting saloon at the address "Esentepe Mah Anadolu Cad no.3" at 03:00 pm on Thursday 11 April 2002.

For shareholders to attend the meeting and to use their votes, they must submit their share certificates or a document showing the blockage of share certificates in a bank until latest one week to the company, and then obtain an entrance card.

Our shareholders should attend the meeting on the hour, day and place arranged or send their attorneys. Attorney forms must be issued according to the form below. Or this form may be obtained from Anadolu Efes Biracilik ve Malt Sanayi AS. This power of attorney must be notarized



in accordance with the provisions of the capital market

Committee Serial No.IV No.8 issued in the Official

gazette on 9 March 1994. Then, the power attorney

should be submitted to Anadolu Efes Biracilik ve Malt

Sanayi AS.

In accordance with the 362nd article of the Turkish Trade

Law, the balance sheet, income table, the reports of the

board of directors and the auditors and independent

auditors will be available for examination of our

shareholders at the address "Bahcelievler mahallesi,

Adnan Kahveci Bulvari No.5" as of 27 march 2002

Wednesday.

AGENDA

1. The committee for the assembly will be empowered
   to represent and sign the minutes on behalf of the
   general assembly.

2. The reports of the board of directors and
   independent auditors and the balance sheer and
   income table will be read and deliberated.

3. The members of the board of directors and the
   members of the auditing committee will be released

4. New assignment will be made instead of the members of the board of directors fulfilling their duty periods. Fees and periods will be assigned.

5. New assignment will be made instead of the members of the auditing committee fulfilling their duty periods. Fees and periods will be assigned

6. Members of the board of directors will be permitted in accordance with the articles 334 and 335 of the Turkish Trade law.

7. Closing

Şirketimizin Ortaklar Olağan Genel Kurul Toplantısı, aşağıda yazılı gündemi görüşmek ve karara varmak üzere, 11.04.2002 Perşembe günü saat 15.00'da Esentepe Mahallesi, Anadolu Caddesi, No.3 Kartal, İstanbul adresindeki toplantı salonunda yapılacaktır.

Pay sahipleri toplantıya katılabilmeleri ve oy haklarını kullanabilmeleri için hisse senetlerini veya bunların bir bankaya bloke edildiğine dair belgeyi, toplantıdan en geç bir hafta öncesine kadar Şirkete tevdi etmeleri ve giriş kartı almaları gereklidir.

Belirtilen gün, saat ve yerde Sayın Ortaklarımızın vekaleten veya asaleten hazır bulunmaları, kendilerini vekaleten temsil ettirecek ortaklarımızın vekaletnamelerini aşağıdaki forma göre hazırlamalarını veya form örneğini Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'den temin etmelerini ve 9.3.1994 tarihli Resmi Gazete'de yayımlanan Sermaye Piyasası Kurulu Seri IV, no.8 Tebliği hükümleri çerçevesinde notere onaylatacakları bu vekaletnamelerini Anadolu Efes Biracılık ve Malt Sanayii A.Ş.'ne tevdi etmelerini rica ederiz.

Türk Ticaret Kanunu'nun 362. maddesi uyarınca Bilanço, Gelir Tablosu ile Yönetim Kurulu, Denetleme Kurulu ve Bağımsız Dış Denetim raporları 27 Mart 2002 Çarşamba gününden itibaren "Bahçelievler Mahallesi, Adnan Kahveci Bulvarı No.5 Bahçelievler – İSTANBUL " adresinde Sayın Ortaklarımızın tetkiklerine hazır bulundurulacaktır.

GÜNDEM

1. Toplantı Başkanlık Divanı seçimi ve toplantı tutanaklarını Genel Kurul adına imzalamak üzere Divan'a yetki verilmesi.

2. Yönetim Kurulu, Denetleme Kurulu ve Bağımsız Dış Denetim Kuruluşu raporları ile 2001 takvim yılı Bilanço ve Gelir Tablosu'nun okunması ve görüşülmesi.

3. Yönetim Kurulu Üyeleri ve Denetleme Kurulu Üyeleri ibraları hakkında karar verilmesi.

4. Görev süresi sona eren yönetim kurulu üyelerinin yerine yeniden seçim yapılması, ücret ve sürelerinin tesbiti.

5. Görev süresi sona eren denetim kurulu üyelerinin yerine yeniden seçim yapılması, ücret ve sürelerinin tesbiti.

6. Türk Ticaret Kanunu'nun 334. ve 335. maddelerine göre yönetim kurulu üyelerine izin verilmesi.

7. Kapanış.

TO THE GENERAL ASSEMBLY OF
ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ

POWER OF ATTORNEY

I assigned …………………………………….. as attorney to sign necessary documents, to propose offers, to vote, to represent me in direction of views I stated below at the Shareholders' Ordinary General Asembly to be held at "Esentepe Mah Anadolu Cad no.3 Kartal Istanbul" at 03:00 pm on Thursday 11 April 2002.

A. THE COVERAGE OF POWER OF REPRESENTATION

a. Attorney is authorized to use vote in direction of his/her views for the items of the agenda;

b. Attorney is authorized to use vote for the items of the agenda in direction of the below instructions;

Special instructions: . . .



c. Attorney is authorized to use vote in direction of proposals of the company management;

d. For other issues that might arise in the meeting, the attorney is authorized to use vote in direction of below instructions (If no instruction is given, then the attorney uses his/her vote freely)

Instructions: . ………………..

B. SHARE CERTIFICATE OWNED BY SHAREHOLDER

a. Issuance and serial

b. number

c. quantity – nominal value

d. on bearer – or on name



Name and surname of the shareholder

Signature:

Address:

NB: One of the options stated as (a), (b) or (c) in section A; explanation is made for (b) and (d).

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. 'nin 11.04.2002 Perşembe günü saat 15.00'da "Esentepe Mahallesi, Anadolu Caddesi, No:3 Kartal - İSTANBUL" adresinde yapılacak olan Ortaklar Olağan Genel Kurul Toplantısı'nda aşağıda belirttiğim görüşler doğrultusunda beni temsile, oy vermeye, teklifte bulunmaya ve gerekli belgeleri imzalamaya yetkili olmak üzere ....vekil tayin ettim.

A.   TEMSİL YETKİSİNİN KAPSAMI

   a.   Vekil, tüm gündem maddeleri için kendi görüşü doğrultusunda oy kullanmaya yetkilidir.
   b.   Vekil, aşağıdaki talimatlar doğrultusunda gündem maddeleri için oy kullanmaya yetkilidir.
          <u>Talimatlar</u>   : (Özel talimatlar yazılır.)
   c.   Vekil, şirket yönetiminin önerileri doğrultusunda oy kullanmaya yetkilidir.
   d.   Toplantıda ortaya çıkabilecek diğer konularda, vekil, aşağıdaki talimatlar doğrultusunda oy kullanmaya yetkilidir. (Talimat yoksa vekil oyunu serbestçe kullanır.)
          <u>Talimatlar</u>   : (Özel talimatlar yazılır.)

B.   ORTAĞIN SAHİP OLDUĞU HİSSE SENEDİNİN

   a.   Tertip ve Serisi
   b.   Numarası
   c.   Adet - nominal değeri
   d.   Hamiline - nama yazılı olduğu

<u>Ortağın adı, soyadı ve unvanı</u>   :

İmzası :
Adresi :



Not: (A) bölümünde (a), (b) veya (c) olarak belirtilen şıklardan birisi seçilir; (b) ve (d) şıkları için açıklama yapılır.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

2001 ANNUAL REPORT

(For the General Meeting of Shareholders, Convenience Translation of the Report
and Financial Statements Originally Issued in Turkish)

Registered Capital	:	200.000.000.000.000 TL.
Paid-in Capital	:	50.167.474.786.000 TL.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

HEAD OFFICE & İSTANBUL Brewery

Bahçelievler Mahallesi, Adnan Kahveci Bulvarı No.5

34592 Bahçelievler / İSTANBUL

Tel: 0(212) 642 91 00 (40 Lines)

Fax: 0(212) 575 43 66

İzmir Brewery
Kemalpaşa Cad. No.51 35070 Işikkent/İZMİR

Ankara Brewery
Ambartarla Mevkii P.K. 30 06980 Kazan/ANKARA

Adana Brewery
Ceyhan Yolu 5.Km. 01099 ADANA

Çumra Maltery
Çumra Yolu 30.Km. P.K.399 42152 KONYA

Lüleburgaz Brewery
E-5 Karayolu Üzeri Evrensekiz Kavşağı P.K.10
Evrensekiz 37790 LÜLEBURGAZ

Afyon Maltery
Ankara Karayolu 6.Km. P.K.17 03107 AFYON

1. Election and authorization of the Board of Assembly for signing the meeting minutes on behalf of the General Assembly.

2. Reading out the Board of Directors and Auditors reports. Reviewing and deciding upon the *Balance Sheet, Income Statement and Profit Distribution for 2001 calendar year.*

3. Acquitting the Board of Directors and the Auditors.

4. Electing new members for the Board of Directors in place of those members, whose office terms have expired, determining new office terms and their remuneration.

5. Electing the new auditors in place of those, whose office terms have expired, determining new office terms and remuneration.

6. Extending the necessary authorization for the members of the Board of Directors pursuant to articles 334 and 335 of Turkish Commercial Code.

7. Closing.

2001 has been a year with crucial developments, which will have great impact on Turkey and the World in the coming years.

The economic and political situation in the world has become turbulent especially after the September 11th terrorist attack to United States of America, and the effect of this event is escalating towards the future.

On the other hand in Turkey, the economic program that has been implemented in late 1999 has taken another form since February 2001 when TL has been devaluated significantly. Consequently, 2001 has turned out to be a year with one of the most serious economic crisis periods in Turkish Republic's history. GDP has contracted in real terms and the purchasing power of the consumers has decreased substantially .

We believe that in a year where new economical and social restructuring programs were implemented throughout Turkey, due to our fundamental experiences and robust structure we have been able to deliver successfully.

2001 was also the first full year of operation for the newly formed and potent Anadolu Efes that has been formed in 2000 by the merger of Turkish brewing operations. Within this period of economic difficulties and changing competitive environment Anadolu Efes succeeded to reach the targets, namely the maintenance of market share and profitability from its operations.

In 2001, although Anadolu Efes was able to keep the prices in line with the increasing CPI in a period where substantial contractions have taken place for most business sectors, domestic beer sales volume decreased by only 3% and reached the level of 546 million liters. This decrease is well above the level of contraction that has taken place in Turkish economy. On the other hand, Anadolu Efes fortified its strong leadership in Turkish beer market with a 77% market share, and improved its operating margins versus previous year.

This success of Anadolu Efes has been appreciated both by domestic and foreign investors, and with the help of the new transparent organization structure, Anadolu Efes has been one the very few companies in Istanbul Stock Exchange to increases its market value in UD Dollar terms which market value increased in US Dollar terms versus previous year's last trading day. As of end of 2001, the proportion of foreign investors holding Anadolu Efes shares that is trading in Istanbul Stock Exchange reached a record level of 84%.

Our esteemed shareholders,,

As you well know, after the merger, Anadolu Efes has became the largest shareholder of Anadolu Group's international brewing and Coca-Cola bottling, marketing and sales operations.

Our international beer operations which we have started in 1999, and currently in Russia, Kazakhstan, Romania and Ukraine, has continued to grow rapidly and profitably in 2001. International beer sales volume increased by 42% versus 2000 and reached 250 million liters level in 2001. As of year end 2001, including Turkey originated export sales volume, international sales volume of our Efes and other branded products has constituted 30% of Anadolu Group's total beer sales volume. Additional capacity investments in Russian Federation-Moscow and Rostov, and Kazakhstan-Almaty is in progress which will increase the international brewing capacity from 385 million liters to 625 million liters at the end of 2002.

Our Group continues to be a major player in the world's fastest growing beer markets. We expect this profitable growth trend to sustain in 2002 and beyond, both through organic growth and expansion into new territories.

Efes Invest, our subsidiary conducting the international Coca-Cola bottling, marketing and sales operations in Azerbaijan, Kazakhstan, Kyrgyzstan and Turkmenistan, has taken serious operational and structural measure following a number of economic crises in its operating territories and has started to realize the positive contributions of such measures. In 2001, with an intensified focus on profitability, although sales volumes were in level with 2000, significant improvements in profit margins were attained.

Dear shareholders,

In addition to become the leading producer and marketer of beverages from the Adriatic to China, our company is also moving forward to become first true Turkish multinational.

Anadolu Efes's positive contributions to Turkish economy and shareholders will continue in the coming years, with the assistance of such significant developments.

I would like to thank all of our shareholders who believed in our success and gave all their support for our efforts to develop and grow our business.

Yours Sincerely,

Kamil Yazıcı
Chairman, Board of Directors

BOARD OF DIRECTORS

Chairman	Kamil YAZICI	30.03.2001 - 11.04.2002
Vice Chairman	İzzet ÖZİLHAN	30.03.2001 - 11.04.2002
Member	Tuncay ÖZİLHAN	30.03.2001 - 11.04.2002
Member	Süleyman Vehbi YAZICI	30.03.2001 - 11.04.2002
Member	İbrahim YAZICI	30.03.2001 - 11.04.2002
Member	Tülay Aksoy	30.03.2001 - 11.04.2002
Member	Gülten YAZICI	30.03.2001 - 11.04.2002
Member	Nail ÖZKARDEŞ	30.03.2001 - 11.04.2002
Member	Ahmet Muhtar KENT	30.03.2001 - 11.04.2002
Member	Ali Zülfü TİGREL	30.03.2001 - 11.04.2002
Member	Metin TOKPINAR	30.03.2001 - 11.04.2002
Member	Ali ŞANAL	30.03.2001 - 11.04.2002
Member	R. Yılmaz Argüden	30.03.2001 - 11.04.2002

THE AUDITORS

Auditor	: Mustafa UYSAL
Auditor	: Ali Baki USTA
Auditor	: Saadettin İDEL

Duration 1 year

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

First full year of operation for Anadolu Efes after the merger process.

Anadolu Efes has successfully completed the first full year of operation after the merger process of domestic brewing and malt operations.

Anadolu Efes, with 5 brewery and 2 maltery in Turkey, is the leader of the Turkish Beer market. Our company has an annual brewing capacity of 910 million liters, and malting capacity of 97,500 tons in Turkey.

The merger process of Anadolu Group's publicly trading domestic brewing operations started in 1998 and came to a conclusion in June 2000 under Anadolu Efes. Consequently, Anadolu Efes has also become the largest shareholder of Anadolu Group's international Beer and Coca-Cola production, marketing and sales operations.

As of end of 2001, the company owns 99.9% stake in Efes Breweries International B.V. which conducts international beer operations, 51.9% stake in Efes Sınai Yatırım ve Holding A.Ş. which conducts international Coca-Cola operations, 99.9% stake in Efes Pazarlama ve Dağıtım Ticaret A.Ş. the Turkish beer distribution, marketing and sales company, 90.0% stake of Cypex Co. Ltd. which conducts sales and marketing activities in Cyprus, 99.8% stake of Tarbes Tarım Ürünleri ve Besicilik Sanayi ve Ticaret A.Ş. the hops processing company and 14.9% of Alternatifbank A.Ş., Anadolu Efes also owns 33.3% shares of each of Türkiye Coca-Cola İçecek Üretim A.Ş. and Türkiye Coca-Cola İçecek Satış ve Dağıtım A.Ş. which makes the Company the largest local shareholder of the Coca-Cola operations in Turkey.



Participations of Anadolu Efes						
Efes Breweries International 100%	Tarbes 100%	Efes Invest 52%	Cypex 90%	Efes Pazarlama 100%	Turkish Coca-Cola 33.3%	Alternatifbank 15%

In 2001 the average number of employees has been 1,181 persons.

In 2000, total sales volume of Efes Group in Turkey was 563 million liters. Despite the fact that Turkish economy faced a serious crisis in 2001, domestic sales volume of Efes

Group fortified its leadership in Turkish Beer market and maintained its overall market share of 77%.

The chart below shows the market share development of Efes Group in the Turkish Beer market on annual basis.



The chart below shows the sales volume development of Efes Group in the Turkish Beer market on annual basis.



International Beer Operations;

Efes Breweries International (EBI), a 99.9% subsidiary of Anadolu Efes established in the Netherlands, which conducts the international beer operations of Efes Beverage Group, continued to deliver significant sales volume growth, by increasing its consolidated sales volumes by 42% vs. 2000 and reaching 250 million liters level in 2001. It operates 4 breweries in Moscow-Russia, Karaganda-Kazakhstan, Odessa-Ukraine, Ploiesti-Romania and 2 malt production facilities in Moscow and Karaganda. Sales volume growth of EBI has. Including Turkey originated export sales volume, international sales volume of our Efes and other branded products has constituted 30% of Efes Beverage Group's total beer sales volume.



International Coca-Cola Operations;

Anadolu Efes owns 51.9% of Efes Sınai Yatırım Holding A.Ş. (Efes Invest) that conducts the Group's international Coca-Cola bottling, marketing and sales operations in Azerbaijan, Kazakhstan, Kyrgyzstan and Turkmenistan. After several economic crisis in its operating territories, Efes Invest has taken serious operational and structural measures and started to realize positive contributions of such measures. In 2001, with an intensified focus on profitability, although sales volumes were in level with 2000, significant improvements in profit margins were attained. Efes Invest, through its dynamic structure and qualified human resources is ready to benefit from the huge potential of the markets that it operates in.



Carbonated Soft Drink Consumption Per Capita

Country	Value
United States	874
Mexico	557
Ireland	439
United Kingdom	370
Germany	344
Argentina	329
Greece	265
Slovakia	188
Poland	155
Egypt	50
...es ...est Territories	29

8 ounce servings

Sources: Beverage Digest, 2000
AC Nielsen, 2000

Other Developments in 2001;

- Anadolu Efes acquired further 15% of the stakes in Efes Pazarlama, its marketing, sales and distribution subsidiary in Turkey, increasing its share to 99.9%.

- Alternatifbank, a subsidiary of Anadolu Efes, increased its share capital from TRL 64.815 billion to TRL 100.000 billion in cash by rights issue. Anadolu Efes did not participate in the capital increase.

- To supply the increased demand to its successful brands in the Russian market and within two years since the start of operations, Efes Moscow Brewery, a subsidiary of EBI, has moved to augment its total capacity from 150 million liters to 300 million liters. For that purpose a 17 million USD loan agreement with European Bank for Reconstruction and Development (EBRD) was executed. In addition, development of a brewery in Rostov, Southern Russia, has commenced to supply the increased demand in the market.

- Efes Invest increased its paid-in capital from TRL 16.380 billion to TRL 26.699 billion in cash by rights issue. Anadolu Efes used its pre-emptive rights in full to contribute to the cash capital increase of TRL 10.319 billion.

- In 2000, Anadolu Efes (AEFES.IS) shares were quoted in Istanbul Stock Exchange's ISE-100 index, however through the decision of the Board of Istanbul Stock Exchange share of Anadolu Efes were included in ISE-30 index valid as of 01.01.2001.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The amendments to the articles 4 and 7 in the operational year have been ratified by a Capital Market Board resolution dated 7.12.2000 and numbered OFD/3713.

Aforesaid amendments were resolved at the Extraordinary General Assembly of shareholders held on 30.03.2001, registered with the Istanbul Trade Registry Office on 24.04.2001 and published on the Trade Registry Gazette volume 5283 on 27.04.2001.

CAPITAL STRUCTURE

The capital of the company has been increased from TRL 25.083.737 million to TRL 50.167.475 million by the Capital Markets Board decision numbered 105/1036 and dated 15.08.2001. The increase was provided by; TL4,553 from share premium, TL11,666,492 from revaluation fund of tangible assets, TL12,007,714 from revaluation fund arising from participations, TL511,241 from cost increment fund, TL183,038 from cost increment fund from participations and TL710,700 from the extraordinary reserves. The capital increase has been registered on 27.08.2001 and published on the Trade Registry Gazette on 31.08.2001. The registered capital ceiling of the company is TRL 200 trillion.

As of the last trading day of 2000 on 22.12.2000, the closing share price of AEFES.IS representing the capital of TRL 25.083.737 million in the Istanbul Stock Exchange was TRL 33,000. As of the last trading day of 2001 on 28.12.2001, closing share price of AEFES.IS representing the capital of TRL 50.167.475 million was realized as TRL 36,000. In a year where the ISE-100 index lost value in US Dollar terms, Anadolu Efes market value increased by 3.5% in UD Dollar terms and reached $1,254 billion.



Following the merger, that has taken place in 2000, the shareholding structure of Anadolu Efes as of year-end 2001 is shown below:



As of year-end 2001, the following is the list of our shareholders that own more than 10% of the TRL 50.167.475 paid-in capital of Anadolu Efes, together with the amounts (TL) and percentages held.

Yazıcılar Holding. A.Ş.	14.643.732 million TL	29.19%
Özilhan Sınai Yatırım A.Ş.	8.544.925 million TL	17.03%

Inspite of the unfavorable developments in Turkish Economy, significant contraction in GDP and decreased level of the purchasing power of the consumers, the Turkish beer market contracted only by 2%. This rate is considered to be very small compared to the contraction in the Turkish Economy.

Total sales volume growth of the Turkish Beer market and the per capita consumption levels are presented below on an annual basis:



While per capita beer consumption was around 11.1 liters in 2000, it decreased to 10.7 liters in 2001. Efes Group realized a 77% domestic market share.



The dividend income received from our participations for the year 2001;

ALTERNATIFBANK A.S.	2.268.215
CYPEX CO.LTD.	79.208
COCA-COLA IÇECEK ÜRETIM A.S.	1.340.342
COCA-COLA SATIS VE DAGITIM A.S.	709.970

has amounted to 4.397.735 million TL in total.

ANADOLU EFES BIRACILIK VE MALT SANAYI A.S. PARTICIPATIONS AND OTHER FINANCIAL FIXED ASSETS TABLE (TL.)

COMPANY NAME	PARTICIPATION BALANCE As of 31.12.2000	SHARES PURCHASED / RECEIVED DUE TO MERGER IN 2001	STOCK DIVIDENDS RECEIVED IN 2001	SHARES SOLD IN 2001	PARTICIPATION BALANCE As of 31.12.2001
I) NOMINAL PARTICIPATION AMOUNTS					
A PARTICIPATIONS					
Efes Sınai Yatırım Holding A.Ş.	8.496.780.801.600	5.352.971.905.008			13.849.752.706.608
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	53.551.260.000	9.443.700.000			62.994.960.000
Tarbes Tarım Ürünleri Besicilik Sanayi ve Ticaret A.Ş.	1.064.297.500.000				1.064.297.500.000
Efes Breweries International B.V.	26.090.533.405.326	13.383.058.650.000			39.473.592.055.326
Efes Technic Consultancy Ltd.	5.571.300.000			5.571.300.000	0
Cypex Co.Ltd.	91.349.789.500		57.008.010.500		148.357.800.000
Alternatifbank A.Ş.	10.281.000.000.000	2.268.214.782.000	2.358.235.218.000		14.907.450.000.000
Coca Cola Satış ve Dağıtım A.Ş.	556.010.421.000			0	556.010.421.000
Coca Cola İçecek Üretim A.Ş.	9.965.908.133.000			0	9.965.908.133.000
PARTICIPATIONS TOTAL	56.605.002.610.427	21.013.689.037.008	2.415.243.228.500	5.571.300.000	80.028.363.575.935
B) OTHER PARTICIPATIONS					
Interbrew Efes	1.145.540.000			764.890.000	380.650.000
* Tur-kecom Teknoloji Hizmetleri A.Ş.	0	340.938.100.000			340.938.100.000
** Teknopark A.Ş.	12.000.000.000				12.000.000.000
TOTAL OTHER PARTICIPATIONS	13.145.540.000	340.938.100.000	0	764.890.000	353.318.750.000
C) PARTICIPATIONS + OTHER PARTICIPATIONS					
(A)+(B) TOTAL	56.618.148.150.427	21.354.627.137.008	2.415.243.228.500	6.336.190.000	80.381.682.325.935
II) PAID AS PRICE DIFFERENCE					
A) PARTICIPATIONS					
Efes Sınai Yatırım Holding A.Ş.	1.789.480.509.000				1.789.480.509.000
Efes Pazarlama ve Dağıtım Ticaret A.Ş.	7.241.250.000.000	31.072.539.300.000			38.313.789.300.000
Tarbes Tarım Ürünleri Besicilik Sanayi ve Ticaret A.Ş.	76.666.532.796				76.666.532.796
Efes Breweries International B.V.	125.603.240.820				125.603.240.820
Efes Technic Consultancy Ltd.	0				0
Cypex Co.Ltd.	0				0
Alternatifbank A.Ş.	1.171.260.625.000				1.171.260.625.000
Coca Cola Satış ve Dağıtım A.Ş.	3.846.442.681.286			0	3.846.442.681.286
Coca Cola İçecek Üretim A.Ş.	11.786.854.214.606			0	11.786.854.214.606
PARTICIPATIONS TOTAL	26.037.557.803.508	31.072.539.300.000	0	0	57.110.097.103.508
B) OTHER PARTICIPATIONS					
Romanian Efes Brewery SA	0				0
Tur-kecom Teknoloji Hizmetleri A.Ş.	0				0
Teknopark A.Ş.	0				0
TOTAL OTHER PARTICIPATIONS					0
C) PARTICIPATIONS + OTHER PARTICIPATIONS					
(A)+(B) TOTAL	26.037.557.803.508	31.072.539.300.000	0	0	57.110.097.103.508
FULL TOTAL	82.655.705.953.935	52.427.166.437.008	2.415.243.228.500	6.336.190.000	137.491.779.429.442

* Tur-kecom Teknoloji Hizmetleri A.Ş has 84.917.200.000 TL due payment.
** Teknopark A.Ş has 2.250.000.000 TL due payment.

ACTIVITIES

A) INVESTMENTS

1. Expenditures during the fiscal year

In year 2001 19.771.776 million TL of capital investments have been done.

The breakdown of fixed assets built or acquired in 2001 is as follows:

	(MILLION TL)
Land, wells, walls and fences.........	54.976
Buildings..	25.682
Plant, machinery and equipment.....	7.267.618
Motor Vehicles...............................	6.814
Furniture and Fixtures....................	9.416.686
TOTAL	16.771.776

Up to 5.982.971 million TL of the plant, machinery and equipment investments was realized under the government's investment incentives scheme.

2. Investment Incentives

The company has enjoyed various incentives that included investment allowance, customs duty exemption, incentive premium and VAT deferrals.
As of 31.12.2001 our total investment allowance amounts up to 5.647.830 million TL. A total of 502.744 million TL investment allowance has been used, and other 5.145.086 million TL is deferred to the coming years.

B) PRODUCTION AND SALES

1. Capacity

Annual production capacities, and capacity utilization ratios of breweries and malteries that operate under Anadolu Efes are as follows:

Facility	Annual Production Capacity	Capacity Usage Ratio (%) for 2001
İstanbul Brewery	220 m. liters	
Lüleburgaz Brewery	75 m. liters	
İzmir Brewery	240 m. liters	
Ankara Brewery	200 m. liters	
Adana Brewery	175 m. liters	
TOTAL BEER	910 m. liters	**63%**
Çumra Maltery	67,500 tons	
Afyon Maltery	30,000 tons	
TOTAL MALT	97,500 tons	**84%**

The total brewing capacity of five breweries of Anadolu Efes Biracılık ve Malt Sanayi A.Ş. is 910 million liters, and total malt production capacity of two malteries is 97,500 tons. In year 2001, total brewing capacity utilization has been 63%, and total malt production capacity utilization has been 84%.

2. Production and Sales

a) Production Activities

The comparative figures for beer, malt and plastic goods production are as follows:

Product	Units	*2000	2001	Increase/Decrease %
Beer	Liters	590.827.313	568.349.382	(3)
Malt	Tons	83.245	81.921	(2)
Plastic Products	Tons	1.866	28	(100)

*Only the production figures until the merger included for Ege Biracılık, Güney Biracılık and Anadolu Biracılık ve Malt San. A.Ş.

b) Sales Activities

The comparative figures for beer and plastic goods sales, in terms of volume and amount, for 2001 are as follows. Our cumulative average beer sales price (excluding exports) has been 555.202 TL/Liters.

Product	Sales Volume (lt-tons-units)			Sales Amount (million TL)		
	2000	2001	%	2000	2001	%
Domestic Sales						
Beer (liters)	411.524.723	546.834.216	33	149.247.234	303.603.587	103
Malt (tons)	195	1.284	558	42.552	453.134	964
Plastic Crates (tons)	681	1		591.111	1.092	
Other				2.371.762	5.233.275	121
International Sales						
Beer (liters)	20.693.078	23.022.817	11	7.022.841	13.759.712	96
Malt (tons)	472	3.103	557	92.435	1.316.614	1.324
*Passive Exports				2.505.733	13.459.317	437
Other				255.570	236.975	<7>
TOTAL				162.129.238	338.063.706	109

(*) In 2001, the cost of 13.459.317 million TL passive exports has been 13.459.317 million TL.

In addition, total comparative beer sales volumes, including the operations of the transferred companies until the merger, are as follows:

	Sales Volume		
	2000	2001	%
Beer (liters)	588.222.400	569.857.034	(3)

Our company has realized a total of CIF 10.439.785 USD beer export in 2001.

The breakdown of the exports by the countries of destination has been as follows:

Country	Million TL	CIF USD
Europe	7.947.006	6.078.931
Middle East	1.905.080	1.380.188
Turkish Rep. of Cyprus	2.433.001	1.822.963
Other	1.474.625	1.157.703
TOTAL	13.759.712	10.439.785

C) TAXES PAID

The total tribute of the company to the state treasury in 2001 has totaled to 140.491.453 millionTL, representing an increase of 72.115.715 million TL and 105% over the preceding year. The breakdown is as follows:

	2000	2001	Increase/Decrease (TL)	(%)
Taxes paid on the profits	1.886.116	99.543	(1.786.573)	<95>
Taxes and funds paid On sales	60.792.850	130.485.161	69.692.311	115
Taxes paid on salaries	2.885.720	4.898.919	2.013.199	70
Temporary corporate tax	-	-	-	-
Taxes paid on other transactions	2.811.039	5.007.830	2.196.791	78
TOTAL	68.375.738	140.491.453	72.115.715	105

D) ADMINISTRATIVE ACTIVITIES

1. Management Staff

Our company's organization in 2001 as well as the names and positions of the managerial staff in both the headquarters and related facilities are as follows:

NAME	POSITION
HEADQUARTERS	
Salih Serdar Bölükbaşı	Turkey Beer General Director
Volkan Harmandar	Finance Director
Osman Mut	Operations Director
Ahmet Ragip Kavukçuoğlu	Human Resources Manager
İbrahim Ercüment Develi	Operations Manager
Lüleburgaz Brewery	
Kadri Yılmaz	Finance and Administrative Manager
Mehmet Cemil Aytekin	Operations Manager
Adana Brewery	
Timur Özkarcı	Finance Manager
Duran Ömeroğlu	Human Resources Manager
Mahmut Cengiz Yağmur	Operations Manager
İzmir Brewery	
Olcay Tokan	Finance Manager
Yusuf Dener	Human Resources Manager
Halis İnce	Operations Manager
Ankara Brewery	
Adnan Aktan	Finance and Administrative Manager
Esat Levent Tosun	Operations Manager
Çumra Maltery	
Muammer Seleoğlu	Finance and Administrative Manager
Ayhan Atılır	Operations Manager
Afyon Maltery	
Fatih Gündüzalp	Operations Manager

2. Staff and Associate Figures

In 2001, our company employed as an annual average 389 managerial, administrative and technical staff and 792 line-workers bringing the total count to 1.181 associates. The total number of managerial, administrative and technical staff was 375, and line-workers were 746 at year-end 2001.

In 2001, 190 new employees were hired whereas 230 employees quit their jobs for various reasons.

3. Collective Bargaining Agreement

The starting and ending dates of the collective bargaining agreement made between our company and the Tek Gıda Union, a member of Türk İŞ amalgamate, as well as the rate of increase of the salaries of the line-workers starting from 01.01.2001 in accordance with the agreement are as follows:

	Starting Date	Ending Date	Average Increase
Istanbul Brewery	1.1.2000	31.12.2001	58%
Lüleburgaz Brewery	1.7.2000	01.09.2001	67%
Adana Brewery	1.9.2000	01.09.2001	51%
İzmir-Ankara Breweries	1.9.1999	01.09.2001	51%
–Afyon Maltery			

The collective bargaining agreement between our company and the Tek Gıda Union for the period 01.09.2001 – 31.08.2003, was concluded on 12.03.2002 and for the rate of increase of the salaries of the line-workers this matter has taken into consideration.

4. Status of Provision for Severance Payment

Pursuant to the Capital Market Board Announcement Series XI. No.1, the severance payments provision of our company for 2001 has been calculated as 3.414.595 million TL., The total severance payments provisions including those from the previous years have reached 9.170.161 millionTL.

5. Benefits Provided For the Employees

In addition to the salary increases provided by the collective bargaining agreement for the period 01.09.2001-31.08.2003, the social benefits were also increased by 50% for the same period.

6. Domestic donations and aids

In 2001, our company has donated a total of 2.814 million TL to several foundations with different purposes.

Our Esteemed Shareholder,

As may be seen through our financial tables and declarations, despite the severe economic difficulties that we have faced in Turkey during 2001 our sales volumes decreased by 3% but, our company has successfully managed to preserve its domestic market share and operating profit margins.

On the other hand, due to the significant devaluation of TL, that mainly effected our financial expenses, we have concluded the year with a loss.

Emphasizing once again our strong belief that the investments we have made in order to make our company a true multinational will provide significant value in the long run, I kindly ask for your approval of the Balance Sheet and the income statement as of and for the period ending 31.12.2001.

I would like to extend my kindest regards to all our shareholders, personally and on behalf of the Board of Directors.

KAMİL YAZICI

Chairman, Board of Directors

AUDITOR'S REPORT

TO THE GENERAL ASSEMBLY OF ANADOLU EFES BIRACILIK VE MALT SANAYI A.S.

Company Name	: Anadolu Efes Biracılık ve Malt Sanayi A.Ş.
Head Office	: Bahçelievler Mahallesi Adnan Kahveci Bulvarı No.5 Bahçelievler/ISTANBUL
Capital *Registered*	: 200.000.000.000.000 TL
Paid-in	: 50.167.474.786.000 TL
Field of activity	: Sale and production of beer and malt products.
Names and terms of the auditors and indication whether they are shareholders or employees	: Mustafa UYSAL, Ali Baki USTA, Saadettin İDEL Our term was one year and we are neither employees nor shareholders of the company.
The number of the Board of Directors meetings attended	: All of Directors meetings were attended during the term.
The content of the inspection conducted on the Ledger and related documents, description and result	: The Ledger and Books of the Company were duly inspected once in three months, the books and records which should be maintained were duly kept and the accounts of the Company were found to have been in compliance with the Company's accounting plan and procedures, Articles of Incorporation, relevant laws and regulations.
The number and results of the counts made in the cashier of the Company as per subparagraph 3 of the paragraph 1 of the Article 353 of Turkish Commercial Code	: The Company's Cashier Office was inspected six times until 31.12.2001 and it was found that the Company's available cash correspond with the cashier Ledger and relevant entries.

Review dates and results as per

subparagraph 4 of the paragraph

1 of the Article 353 of Turkish

Commercial Code : After inspection made as per the related provision of Turkish Commercial Code, the bonds and deeds recorded in the Cashier Office were found · to have been consistent with the Ledger and official records.

Complaints or frauds reported and

Measures taken to remedy them : After inspection of the Company's records, no fraud has been detected, while no complaint was filed by any shareholder.

We have audited the accounts and operations of ANADOLU EFES BİRACILIK VE MALT SANAYİ A.Ş. for the period between 1.1.2001 - 31.12.2001 as per Turkish Commercial Code, the Company's Articles of Association, and other regulations and generally accepted accounting principles.

We hereby certify that, in our opinion, the enclosed balance sheet dated 31.12.2001 was drawn up so as to give a true view of the financial position of the Company as of the said date and the enclosed income statement for the period 1.1.2001 - 31.12.2001 accurately reflects the Company's activities for the said period.

You are kindly requested to approve the balance sheet and the income statement and acquit the Board of Directors. 18.03.2002

BOARD OF AUDITORS

MUSTAFA UYSAL   ALİ BAKİ USTA   SAADETTİN İDEL

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
===

DETAILED FINANCIAL STATEMENTS FOR THE

2001 AND 2000 ACCOUNTING PERIODS TOGETHER WITH

INDEPENDENT AUDITORS' REPORT FOR THE 2001 ACCOUNTING PERIOD

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)



ANDERSEN

A. A. Aktif Analiz S.M.M.M. A.Ş.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

INDEPENDENT AUDITORS' REPORT

FOR THE 2001 ACCOUNTING PERIOD

1. We have audited the accompanying balance sheet of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) as of December 31, 2001 and the related statement of income, funds flow and cash flow. Our examination was made in accordance with the generally accepted auditing principles, bases and standards in Turkey, issued by the Capital Market Board (CMB), and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

2. In the accompanying balance sheet as of December 31, 2001 the Company's investment in Alternatifbank A.Ş. (Alternatifbank) is carried at cost of TL16,079 billion, which represents 14.91% shareholding on Alternatifbank. Within the framework of the current banking legislation, Alternatifbank's financial statements as of December 31, 2001 can be disclosed at a date (a date which is not announced yet) later than the date of this report, and accordingly they have not been submitted to our attention. Therefore, we were unable to form an opinion as to the carrying value of the participation in the balance sheet.

3. In the accompanying financial statements as of December 31, 2000, the Company's subsidiary Efes Pazarlama had carrying value of TL7,295 billion with 85% shareholding. In August 2001, on the basis of independent appraisal reports, the Company has purchased Efes Pazarlama shares owned by Yazıcılar Holding A.Ş. and Özilhan Sınai Yatırım A.Ş., which are shareholders of the Company, for an amount of TL21,136 billion and TL9,946 billion, respectively. Consequently, the carrying value of Efes Pazarlama has been increased to TL38,377 billion and shareholding percentage has been increased to 99.99% (Balance sheet footnote 26 b).

4. The local selling and marketing activities of the Company for the produced beer are realized by Efes Pazarlama, a subsidiary of the Company .



(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-2-

5. In our opinion, except for the effect of such adjustments, if any, as might have been disclosed arising from the matter as explained in the second paragraph above, the financial statements referred to in the first paragraph above, present fairly, in all material respects, the true financial position of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi as of December 31, 2001 and the true results of its operations, fund flows and cash flows for the accounting period then ended in accordance with the generally accepted accounting principles in Turkey, issued by the CMB and, which are applied on a consistent basis with the preceding period.

6. **Additional Paragraph for Convenience Translation to English**

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of inflation accounting, the non-preparation of consolidated financial statements, the non-application of deferred tax. The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

_____
Ertan Ayhan

İstanbul,
March 8, 2002

ANADOLU EFES BIRACILIK VE MALT SANAYII A.Ş.   **AEFES**

	DETAILED BALANCE SHEET (Millions of Turkish lira)	*Independent*	
		Audited	*Audited*
		31.12.2001	**31.12.2000**
I.	CURRENT ASSETS	111.902.231	60.765.755
A.	Liquid Assets	3.945.398	173.681
1.	Cash	4.789	6.675
2.	Banks	3.940.552	166.918
3.	Other Liquid Assets	57	88
B.	Marketable Securities	5.606.700	160.790
1.	Share Certificates	-	-
2.	Private Sector Bonds and Debt Securities	-	-
3.	Public Sector Bonds and Debt Securities	5.315.390	-
4.	Other Marketable Securities	291.310	160.790
5.	Reserve for Decrease in Value of Marketable Securities	-	-
C.	Short-term Trade Receivables	28.434.902	20.487.878
1.	Customers	26.002.441	20.058.733
2.	Notes Receivables	3.195.099	583.175
3.	Deposits and Guarantees Given	51	659
4.	Other Short-term Trade Receivables	563.947	344.688
5.	Discount on Trade Receivables (-)	(767.657)	(159.657)
6.	Allowance for Doubtful Receivables (-)	(558.979)	(339.720)
D.	Other Short-term Receivables	36.588.799	19.807.176
1.	Receivables from Shareholders	30.034.479	16.756.048
2.	Receivables from Participations	-	-
3.	Receivables from Subsidiaries	6.478.052	2.934.250
4.	Other Short-term Receivables	76.268	116.878
5.	Discount on Receivables (-)	-	-
6.	Allowance for Doubtful Receivables (-)	-	-
E.	Inventories	32.425.522	18.423.400
1.	Raw Materials & Supplies	14.729.700	7.524.122
2.	Work-in-process	5.048.511	2.653.103
3.	By - Products	5.226.590	3.144.525
4.	Finished Goods	5.024.490	3.546.947
5.	Merchandise	62.058	69.941
6.	Other Inventories	2.279.159	1.119.576
7.	Allowance for Decline in the Value of Inventory (-)	-	-
8.	Advances Given to Suppliers	55.014	365.186
F.	Other Current Assets	4.900.910	1.712.830
II.	NON-CURRENT ASSETS	222.653.740	143.831.708
A.	Long-term Trade Receivables	7.060.622	4.996.227
1.	Customers	6.672.406	4.773.453
2.	Notes Receivable	306.809	-
3.	Deposits and Guarantees Given	229.747	5.414
4.	Other Long-term Trade Receivables	-	217.360
5.	Discount on Trade Receivables (-)	(148.340)	-
6.	Allowance for Doubtful Receivables (-)	-	-
B.	Other Long-term Receivables	-	2.700.016
1.	Receivables from Shareholders	-	-
2.	Receivables from Participations	-	-
3.	Receivables from Subsidiaries	-	2.700.016
4.	Other Long-term Receivables	-	-
5.	Discount on Receivables (-)	-	-
6.	Allowance for Doubtful Receivables (-)	-	-
C.	Non-Current Financial Assets	137.404.613	82.648.956
1.	Long - Term Marketable Securities	-	-
2.	Allowance for Decline in the Value of Marketable Securities (-)	-	-
3.	Participations	42.233.926	37.607.476
4.	Capital Commitments to Participations (-)	-	-
5.	Allowance for Decline in the Value of Participations (-)	-	-
6.	Subsidiaries	94.904.535	45.035.083
7.	Capital Commitments to Subsidiaries (-)	-	-
8.	Allowance for Decline in the Value of Subsidiaries (-)	-	-
9.	Other Non-Current Financial Assets	266.152	6.397
D.	Tangible Non-Current Assets	74.448.252	51.362.523
1.	Land	215.858	195.166
2.	Land Improvements	5.119.668	3.408.584
3.	Buildings	53.923.580	35.436.295
4.	Machinery, Plant and Equipment	89.706.171	66.013.670
5.	Vehicles	801.774	709.174
6.	Furnitures and Fixtures	32.674.266	17.118.161
7.	Other Tangible Non-Current Assets	-	-
8.	Accumulated Depreciation (-)	(108.306.676)	(71.869.828)
9.	Construction-in-progress	73.915	154.474
10.	Advances Given	239.696	196.827
E.	Intangible Non-Current Assets	610.745	153.119
1.	Foundation and Organisation Assets	-	-
2.	Rights	299.411	22.840
3.	Research and Development Costs	-	-
4.	Other Non-Current Intangible Assets	-	7.555
5.	Advances Given	311.334	122.724
F.	Other Non-current Assets	3.129.508	1.970.867
	TOTAL ASSETS	334.555.971	204.597.463

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.   **AEFES**

		Independent	
		Audited	*Audited*
DETAILED BALANCE SHEET (Millions of Turkish lira)		**31.12.2001**	**31.12.2000**
I.	SHORT TERM LIABILITIES	201.597.725	62.878.365
A.	Financial Liabilities	147.740.161	35.410.673
1.	Bank Borrowings	14.373.123	6.723.003
2.	Current Portion and Interest of Long-term Borrowings	133.367.038	28.687.670
3.	Current Portion and Interest of Long-term Bonds	-	-
4.	Notes and Commercial Bills	-	-
5.	Other Financial Borrowings	-	-
B.	Trade Payables	30.747.093	15.849.505
1.	Suppliers	15.623.787	8.495.394
2.	Notes Payable	-	217.726
3.	Deposits and Guarantees Received	15.123.306	7.134.483
4.	Other Trade Payables	-	1.902
5.	Discount on Payables (-)	-	-
C.	Other Short-term Liabilities	7.935.070	8.829.802
1.	Payables to Shareholders	33.118	26.734
2.	Payables to Participations	-	-
3.	Payables to Subsidiaries	-	-
4.	Accrued Expenses	-	-
5.	Taxes, Duties and Other Withholdings Payable	6.571.114	7.515.397
6.	Deferred Loans and Installments Payable to the State	-	-
7.	Other Short Term Payables	1.330.838	1.287.671
8.	Discount on Payables (-)	-	-
D.	Advances Received	4.573	-
E.	Reserves for Liabilities and Expenses	15.170.828	2.788.385
1.	Allowance for Taxes	99.543	1.359.578
2.	Allowance for Other Liabilities and Expenses	15.071.285	1.428.807
II.	LONG TERM LIABILITIES	26.264.074	43.986.329
A.	Financial Liabilities	7.279.743	31.471.557
1.	Bank Borrowings	7.279.743	31.471.557
2.	Bonds Issued	-	-
3.	Other Debt Instruments Issued	-	-
4.	Other Financial Liabilities	-	-
B.	Trade Payables	3.124.324	1.963.634
1.	Suppliers	3.124.324	1.963.634
2.	Notes Payable	-	-
3.	Deposits and Guarantees Received	-	-
4.	Other Trade Payables	-	-
5.	Discount on Payables (-)	-	-
C.	Other Long Term Payables	6.689.846	4.795.572
1.	Payables to Shareholders	-	-
2.	Payables to Participations	-	-
3.	Payables to Subsidiaries	-	-
4.	Deferred Loans and Installments Payable to the State	17.440	14.887
5.	Other Long Term Liabilities	6.672.406	4.780.685
6.	Discount on Payables (-)	-	-
D.	Advances Received	-	-
E.	Reserves for Liabilities and Expenses	9.170.161	5.755.566
1.	Reserve for Employee Termination Benefits	9.170.161	5.755.566
2.	Reserves for Other Liabilities and Expenses	-	-
III.	SHAREHOLDERS EQUITY	106.694.172	97.732.769
A.	Share Capital	50.167.475	25.083.737
B.	Share Capital Commitments (-)	-	-
C.	Emission Premium	-	4.553
D.	Revaluation Surplus	56.703.688	52.187.101
1.	Revaluation Surplus from Non-current Assets	49.502.114	35.170.405
2.	Surplus from Non-current Financial Assets	7.201.574	17.016.696
3.	Surplus from Stock Exchange	-	-
E.	Reserves	13.968.666	20.128.437
1.	Legal Reserves	3.746.750	2.826.083
2.	Statute Reserves	-	-
3.	Special Reserves	-	-
4.	Extraordinary Reserves	10.168.572	7.592.281
5.	Cost Increment Fund	53.344	334.858
6.	Gain on Sales of Share Certificates of Participations and Fixed Assets to be Added to Share Capital	-	-
7.	Unappropriated Income	-	9.375.215
F.	Current Year Income	-	15.819.685
G.	Current Year Loss (-)	(14.145.657)	-
H.	Accumulated Losses (-)	-	(15.490.744)
1.	----- Year Loss	-	(15.490.744)
2.	----- Year Loss	-	-
	TOTAL LIABILITIES	334.555.971	204.597.463

The accompanying notes are an integral part of these balance sheets.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) COMPANY'S ACTIVITIES :

The activities of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (The Company) consist of production and selling of malt, beer, plastic materials and energy via co-generation powerhouse. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the official center in İstanbul. Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Efes Pazarlama) is engaged in the domestic selling and marketing activities of the Company. The Company owns 99.99% of share capital of Efes Pazarlama as of December 31, 2001 (2000-85.00%).

Erciyas Biracılık ve Malt Sanayi A.Ş. merged legally with Ege Biracılık ve Malt Sanayii A.Ş. (Ege Biracılık), Güney Biracılık ve Malt Sanayii A.Ş. (Güney Biracılık) and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. (Anadolu Biracılık) which have the status of "publicly traded on Istanbul Stock Exchange", in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law and its title is changed to "Anadolu Efes Biracılık ve Malt Sanayi A.Ş.". The merger and the change of the title are registered on June 20, 2000 and announced in Turkish Trade Registry Gazette on June 26, 2000. As of December 31, 2000, the retained earnings in the accompanying balance sheet include the net income of Ege Biracılık, Güney Biracılık and Anadolu Biracılık for the period ended June 20, 2000, the merger date of companies, amounting to TL9,375,215 (Note 33(a)). This situation should be taken into consideration in making comparisons. Furthermore, the results of operations of the merged companies for January 1 - December 31, 2000 accounting period together with the Company's own results are presented in Note 18 for information purposes.

(2) SHAREHOLDERS WITH SHARHOLDINGS EQUAL OR HIGHER THAN 10%:

As of December 31, 2001 and 2000, paid-in share capital consists of 50,167,474,786 and 25,083,737,393 shares with a par value of TL1,000 (full) each. Shareholders, whose shareholdings are equal or higher than 10% are as follows:

| | December 31 | | | |
| | 2001 | | 2000 | |
Shareholders	Amount	%	Amount	%
Yazıcılar Holding A.Ş. (Yazıcılar)	14,643,732	29.19	7,321,866	29.19
Özilhan Sınai Yatırım A.Ş. (Özilhan)	8,544,925	17.03	4,272,463	17.03
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	4,360,925	8.69	2,180,463	8.69
Shares publicly traded and other	22,617,893	45.09	11,308,945	45.09
	50,167,475	100.00	25,083,737	100.00

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(3) PRIVILEGE GIVEN TO THE SHARES THAT REPRESENT SHARE CAPITAL:

As of December 31, 2001 and 2000 there are no privileges of share certificates representing the share capital.

As required by the article of association, 9920 units founder profiting notes, which do not represent the capital, get 2% profit from the balance remaining after 10% of the paid-in capital is reduced from the distributable profit.

(4) REGISTERED SHARE CAPITAL CEILING:

As of December 31, 2001 the upper limit of the registered share capital is TL200,000,000.

As of December 31, 2000 the upper limit of the registered share capital is TL15,000,000. The increased share capital is TL25,083,737. Capital Market Board (CMB) has the official ruling with the number OFD/1886 and dated as 17.05.2000 about the possibility of the case in which the increased share capital is higher than the upper limit of the registered share capital. According to this ruling; as the registered share capital upper limit is increased due to the merger, it is decided to inform the Company that the upper limit increase should be made in the first General Assembly Meeting in accordance with the principles, which are published in the weekly bulletin and number 1996/50 and the one dated as 15.05.1997 with the number 15-695.

(5) SHARE CAPITAL INCREASES AND THE SOURCES DURING THE PERIOD:

During the year ending December 31, 2001, the Company's paid-in-share capital was increased from TL25,083,737 to TL50,167,475. The increase was provided by; TL4,553 from share premium, TL11,666,492 from revaluation fund of tangible assets, TL12,007,714 from revaluation fund arising from participations, TL511,241 from cost increment fund, TL183,038 from cost increment fund from participations and TL710,700 from the extraordinary reserves.

As of December 31, 2000 the Company increased its share capital from TL12,000,000 to TL25,083,737. The formal registration of the increase was realized at June 20, 2000 and declared in Turkish Trade Registry Gazette. The increase of TL13,083,737 arises from the share capitals of the companies taken over.

(6) MARKETABLE SECURITIES OTHER THAN SHARE CERTIFICATES ISSUED IN THE CURRENT PERIOD   :

None.

(7) MARKETABLE SECURITIES (BORROWING) REDEEMED IN THE CURRENT PERIOD   :

None.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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(8) MOVEMENT OF TANGIBLE FIXED ASSETS DURING THE CURRENT PERIOD:

Movements of fixed assets for the periods ended December 31, 2001 and 2000 are as follows:

	December 31	
	2001	2000 (*)
a) Cost of the purchased, produced and constructed fixed assets (excluding construction-in-progress and advances given):	16,771,776	13,036,077
b) Cost of fixed assets sold:	1,738,383	4,345,362 (**)
c) Revaluation increase		
i- Fixed assets cost	44,526,875	28,041,605
ii- Accumulated Depreciation (-)	(18,185,542)	(10,453,566)

(*) These amounts include the fixed asset movements of the companies taken over between January 1 – June 20, 2000.

(**) The Company began to use SAP-ERP program for recording the accounting transactions and other operating functions. The Company removed all fully depreciated fixed assets and the related accumulated depreciation accounts amounting to TL3,220,177 from the assets and liabilities of the balance sheet in order to increase the performance in 2000. Trace value of these fixed assets is followed in memo accounts. The cost of fixed assets sold as disclosed above include this TL3,220,177 amount.

d) i) Details of the construction in progress as of December 31, 2001 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
İzmir plant					
Project study	19,347	25,039	20.01.1995	Indefinite	77
Truck Park	54,568	55,000	11.12.2001	28.02.2002	99
	73,915	80,039			

ii) Details of the construction in progress as of December 31, 2000 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
İzmir plant					
Project study	19,347	25,039	20.01.1995	Indefinite	77
Waste water pool	105,063	711,746	01.05.2000	31.07.2001	15
Ankara plant					
Co-generation facility	17,264	1,726,403	31.10.2000	30.06.2002	1
Adana plant					
Boiler	12,800	22,000	10.11.2000	30.04.2001	58
	154,474	2,485,188			

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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(9) INVESTMENT ALLOWANCES THAT ARE USED IN CURRENT PERIOD AND CARRIED FORWARD TO NEXT YEARS :

As of December 31, 2001 the investment allowance is TL502,744, and the investment allowance that is carried forward to the next year is TL5,145,086.

As of December 31, 2000 the investment allowance is TL3,144,794 which includes TL1,581,578 carried from the year 1999. The investment allowance in the amount of TL4,191,775 is being used together with the provisional allowance exception in current year tax calculation.

(10) ACCOUNT BALANCES OF THE COMPANY WITH ITS SHAREHOLDERS PARTICIPATIONS, SUBSIDIARIES AND OTHER RELATED PARTIES :

Balances with the related parties as of December 31, 2001 and 2000 are as follows:

	December 31			
	2001		2000	
	Trade	Non-Trade	Trade	Non-Trade
RECEIVABLES				
- Shareholders				
Anadolu Endüstri Holding (*)	-	30,034,479	154,090	16,756,048
Özilhan	194	-	-	-
- Participations				
Interbrew Efes	34,279	-	43,105	-
- Subsidiaries				
Efes Sınaii Yatırım Holding A.Ş. (Efes Sınai) (**)	1,726	719,784	13,530	-
Efes Pazarlama (***)	14,534,923	5,758,268	14,925,326	5,400,032
Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes)	-	-	24,349	234,234
Efes Breweries International B.V. (Efes Breweries)	-	-	47,607	-
- Other Group Companies				
Kamil Yazıcı Yönetim ve Danışma A.Ş.	513	-	-	-
Adel Kalemcilik Ticaret ve Sanayi A.Ş.	-	-	44	-
Oyex Handels GmbH	-	-	1,846	-
Efes Productie SRL	9,377	-	209,916	-
Efes Romania Industrie Si Comert S.A.	37,322	-	83,303	-
Efes Kyrghyz Distribution Company	-	-	27,382	-
Efes Karaganda Brewery I.S.C.	-	-	177,346	-
ZAO Moscow Efes Brewery	193,339	-	391,670	-
Other	6,423	-	2,240	-
	14,818,096	36,512,531	16,101,754	22,390,314

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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	December 31			
	2001		2000	
	Trade	Non-Trade	Trade	Non-Trade
PAYABLES				
- Shareholders				
Anadolu Endüstri Holding	172,937	-	14,346	-
Other	-	33,118	-	26,734
- Participations				
Efes Pazarlama	-	-	896,634	-
Tarbes Tarım Ürünleri ve Besicilik San.				
Tic. A.Ş. (Tarbes)	560	-	-	-
- Other Group Companies				
Anadolu Honda Otomobilcilik A.Ş.	2,306	-	1,745	-
Anadolu Isuzu Otomotiv Sanayi ve				
Ticaret A.Ş. (Anadolu Isuzu) (****)	2,901,129	-	2,452,722	-
Çelik Motor Ticaret A.Ş.				
(Çelik Motor) (****)	41,640	-	26,344	-
Anpa Anadolu Pazarlama Güç Ürünleri				
Sanayi ve Ticaret A.Ş.	294	-	-	-
Adel Kalemcilik Ticaret ve Sanayi A.Ş.	1,877	-	-	-
Honda Anadolu Motorsiklet Üretim ve				
Pazarlama A.Ş. (****)	39,655	-	-	-
Efestur Turizm İşletmeleri A.Ş. (Efestur)	2,617	-	4,693	-
Anadolu Endüstriyel Motor				
Sanayi A.Ş. (****)	22,144	-	147	-
Polinas Plastik Sanayi ve Ticaret A.Ş.				
(Polinas Plastik) (****)	2,182,802	-	-	-
AEH und Co. Kg. (AEH Münih)	103,369	-	-	-
	5,471,330	33,118	3,396,631	26,734

(*)   As of December 31, 2001 and 2000, TL30,034,479 and TL16,756,048, respectively given to Anadolu Endüstri Holding represents the loan, which is recorded in non-trade receivables from the shareholders, with interest rate determined by the daily repo interest rates for TL portion. For foreign currency based receivable, amounting to USD9,250,000 as of December 31, 2001, an interest rate reflecting the loan cost has been applied.

(**)   As of December 31, 2001, USD500,000 due from Efes Sınai, which is recorded in non-trade receivables from the subsidiaries. Interest rate reflects the loan cost is applied for this receivable.

(***) The Company has transferred USD10,000,000 of the loan obtained through JP Morgan with 5 years maturity to its subsidiary, Efes Pazarlama, on 18.10.1998 with the same terms and conditions. The interest rate of this loan applicable to Efes Pazarlama, is 9.35% which is the same rate as applied by the credit institutions that originally provided the loan. As of December 31, 2001, USD6,000,000 of the loan transferred to Efes Pazarlama is paid (December 31, 2000 - USD2,000,000); remaining USD4,000,000 of the unpaid portion is included in short term (December 31, 2000 - USD4,000,000); and there is no portion in long term loan in the accompanying financial statements (December 31, 2000 - USD4,000,000).

(****) These payables represent intermediary export payables.

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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(11) EVALUATION, COMPILATION AND DEPRECIATION POLICIES FOR INVENTORIES AND OTHER BALANCE SHEET ITEMS; CHANGES IN THESE AND OTHER ACCOUNTING POLICIES AND THEIR MONETARY EFFECTS; DEVELOPMENTS THAT MAY AFFECT GOING CONCERN AND PERIODICITY ASSUMPTIONS AND THE REASONS FOR THESE DEVELOPMENTS :

The Company maintains its books of account and prepares its statutory financial statements in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiques and the related explanations of the CMB (from hereon to be referred to as generally accepted accounting principles issued by CMB).

a) Marketable Securities:

As of December 31, 2001, treasury bills and government bonds under repurchase agreements are valued at acquisition cost, these are included in Public Sector Bonds and Debt Securities in the accompanying financial statements. The differences between the costs and the increase in the value of the marketable securities at the balance sheet date are included in the other operational income and marketable securities in the accompanying financial statements.

b) Discounts of Receivables and Payables:

According to the generally accepted accounting principles announced by the CMB, trade receivables, notes payables, post dated cheques and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

c) Deferred VAT:

As of December 31, 2001 the deferred value added tax payable, arising from export sales amounting to TL6,672,406 (December 31, 2000 - TL4,773,453) is included in assets as long term trade receivables and in liabilities as other long term payables; the deferred value added tax receivable arising from export purchases amounting to TL3,124,324 (December 31, 2000 - TL1,963,634) is included in assets as other non-current assets and in liabilities as long term trade payables in the accompanying financial statements.

d) Inventory:

The physical stock counts are made at year ends. The inventories are carried at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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e) Financial Non-Current Assets:

Financial non-current assets are stated at acquisition cost and nominal values of bonus shares obtained through internally funded capital increases of related parties. If the share capital increase of the participation and subsidiary is realized from the revaluation fund or other equity accounts including extraordinary reserves, the nominal values of the shares obtained are recorded as revaluation fund from participations under the shareholders equity. If the share capital increase of the participations is realized through distribution of the previous year income as bonus shares, the nominal values of the shares obtained are recorded as income (Note 27).

f) Tangible Fixed Assets:

The acquisition costs and the accumulated depreciation of the tangible fixed assets subject to depreciation are revalued according to the article number 298 of Tax Legislation.

As of December 31, 2001 the revaluation percentage applied is 53.2% (December 31, 2000 – 56%).

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible fixed assets, and those accumulated until these fixed assets are capitalized, should be capitalized as a part of such assets.

Tangible fixed assets, excluding the buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line and double-declining method. Economic useful life of fixed assets are as follows:

Building	25-50 years
Land Improvements	20-25 years
Machinery and Equipment	5 years
Motor Vehicles	5 years
Furniture and Fixture	5 years
Leasehold Improvements	5 years

g) Reserve for Employee Termination Benefit:

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of December 31, 2001 such payments are limited to a maximum of TL978.02 (December 31, 2000 – TL587.7) per year of employment. As of December 31, 2001 and 2000 the retirement pay liability is TL9,170,161 and TL5,755,566, respectively.

h) Other Deductions Related with Sales:

Taxes and funds paid over sales such as Pasture Fund, Civil Defense Fund, Education Tax and Surcharge Tax are included in the other sales deductions line in the income statement.

-8-

i) Foreign Currency Transactions:

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

j) Other Balance Sheet Items:

Other balance sheet items are principally reflected at their recorded values.

(12) SUBSEQUENT EVENTS AS OF THE BALANCE SHEET DATE THAT HAS TO BE DISCLOSED DUE TO THE 1st ATTACHMENT OF THE COMMUNIQUE :

a) The retirement pay ceiling has been increased to TL1,076.4 for each year effective January 1, 2002.

b) Within the scope of income stipulated in Article 5 of Law No. 4733 Amending the Statutory Decree No. 233 and Law No. 4046 concerning restructuring of the General Directorate of Tobacco, Tobacco Products, Salt and Alcoholic Beverages Production, Domestic and Foreign Trade that came into effect by being promulgated in the Official Gazette dated January 9, 2002 and numbered 24635, it has been decided that in the first domestic delivery of alcoholic beverage producers, among which the Company is found, a corporate share by the related corporation at a ratio of 4 per mil of the sales price, will be withheld.

c) Article 30 of Law Concerning Pastures has been amended through Article 14 of Law No. 4684-promulgated in the Official Gazette dated 03/07/2001 and accordingly the pasture tax calculated over the sales price of the company has been raised from 2% to 3% effective from January 1, 2002.

d) Efes Breweries, one of the subsidiaries of the Company, started to work on the possibilities to increase its paid-in capital and sell the increased portion of the capital to foreign institutional investors in order to provide financing to its rapidly growing operations where the demand for its products is increasing. Such capital increase is planned to be up to 15%.

e) The collective contract bargains realized by the Company with Tek Gıda Workers Union for the period September 1, 2001 and August 31, 2003, have been concluded with agreement and is pending for signature. The liability of the Company that arises in relation with year 2001 is calculated approximately as TL504,240 and reflected in the accompanying financial statements.

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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(13) LITIGATION CLAIMS AND OTHER CONTINGENT LOSSES AND GAINS THAT HAS TO BE DISCLOSED DUE TO THE 2nd ATTACHMENT OF THE COMMUNIQUE (THE CONTENTS OF THE LEGAL CONFLICTS WHICH MIGHT AFFECT THE PERIOD RESULTS AND CREATE LIABILITIES FOR THE COMPANY ARE MENTIONED IN THIS PART)   :

a) The Company has investment encouragement certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights:

	Beginning / Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved amount of Investment Expenditure	Actual amount of Investment Expenditure
				December 31, 2001		
a)	24.01.2001 24.01.2004	65696	40	100	1,246,671	188,090
b)	22.03.2001 31.12.2003	65861	40	-	2,982,000	1,068,880
c)	12.04.2000 31.12.2001	62518	100	100	4,044,569	3,807,070
d)	31.10.2000 30.06.2002	65177	100	100	2,839,418	2,584,768
e)	06.07.2000 05.07.2002	63800	100	-	4,789,170	202,942
f)	19.06.2000 31.12.2001	63696	100	-	166,129	187,061
g)	10.11.2000 10.11.2002	64981	100	100	566,393	530,196
h)	06.08.2001 31.12.2003	66608	60	100	875,000	21,566
k)	15.12.1997 31.12.2001	53801/A	100	100	5,388,600	192,640

b) A domestic processing permit is obtained from Foreign Trade Ministry. With the certificate number 811 dated 25.03.1999, the Company has an export commitment amounting to USD27,686,500. As of December 31, 2001, the company applied for to close the related certificate.

The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirements are fulfilled.

c) Furthermore, the Company has export commitments in return for the export loans in the amount of USD10,915,000, and as of December 31, 2001 the Company has utilized USD3,486,201 of the export commitment.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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d) In relation with the intermediary exports realized in 1998 by the Company, Ege Biracılık and Güney Biracılık that the Company has merged in 2000, there are ongoing Value Added Tax (VAT) inspections and foreign exchange lawsuits filed within the scope of the foreign exchange legislation. The Company, in accordance with the prudence principle, has provided a reserve for its potential liability within this scope as TL8,215,783 (Note 22) and reflected the related amount in account "Allowance for Other Liabilities and Expenses - Current" in the balance sheet dated December 31, 2001 and the reserve in "Other Extraordinary Expenses and Losses" account in 2001 statement of income. For the VAT inspections in question, the Company has submitted a mortgage amounting to TL11,144,177 as guarantee.

(14) CHANGES IN ACCOUNTING ESTIMATES THAT HAVE A MATERIAL EFFECT ON GROSS PROFIT PERCENTAGES AND THEIR MONETARY EFFECTS   :

There is no change in accounting estimates between the periods.

(15) MORTGAGES AND GUARANTEES ON ASSETS:

As of December 31, 2001, total amount of the mortgages on assets of the Company is TL11,186,784 (Balance Sheet disclosure 13d).

As of December 31, 2000 there are no mortgages or pledges.

(16) INSURANCE COVERAGE ON ASSETS:

Insurance coverage for inventories and tangible non-current assets included in the assets as of December 31, 2001 is TL575,296,584 (December 31, 2000 – TL188,206,033).

(17) MORTGAGES AND OTHER COLLATERALS OBTAINED FOR RECEIVABLES:

As of December 31, 2001 the total amount of mortgages and other guarantees obtained for receivables is TL6,377,725 (December 31, 2000 – TL4,801,578).

(18) OFF-BALANCE SHEET COMMITMENTS:

a) As of December 31, 2001, the commitments that are not included in the liabilities, consists of letter of guarantees and surety given to banks, suppliers and customs offices amounting to TL2,187,614 (December 31, 2000 – TL1,741,087) and the shares given as collateral.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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b)   The Company has 1,418,100 thousand share certificates with a recorded value of TL1,601,328 (December 31, 2000 – TL1,053,228) of Efes Sınai, which is a subsidiary of the Company, given as collateral to European Bank for Reconstruction and Development (EBRD) for the investment loan taken by the indirect participation of the Company, ZAO Moscow-Efes Brewery (Knyaz Rurik ZAO). At March 8, 2002, share certificates of Efes Sınai were returned to the Company because of the completion of the related investment.

c)   In relation with financing of the new brewery constructed in Almaty by Efes Karaganda Brewery ISC (Efes Karaganda - resident in Kazakhstan) and for the capacity increase of ZAO Moscow Efes Brewery (Moscow Efes - resident in Russia), the related companies have obtained loans from EBRD and the Company has undertaken completion of the related projects together with Efes Breweries (subsidiary). The undertaking in question is not related with back-payment of related loans, but only completion of the projects in question. The upper limit for Efes Karaganda Brewery is USD10 million and for Moscow Efes although the limit is not specified in the contract, the limit is the project amount which is USD17 million. Currently, the technical investment concerning the increase of capacity by Moscow Efes is completed to a great extent.

(19) BLOCKED DEPOSITS IN BANKS:

As of December 31, 2001, the amount of blocked deposits is TL27 (December 31, 2000 – TL27).

(20) MARKET VALUE OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT COST IN BALANCE SHEET AND COST OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT MARKET VALUE IN BALANCE SHEET :

As of December 31, 2001 and 2000 with respect to the participations included in the long-term financial assets in the accompanying balance sheets and also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of December 31, 2001 and 2000 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

December 31, 2001				
Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank A.Ş. (Alternatifbank)	16,078,710	14,907,450,000	624	9,302,249
Efes Sınai	15,639,233	13,849,752,707	3,009	41,673,906
Total	31,717,943			50,976,155

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

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December 31, 2000

Participation	Book Value	Number of Shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank A.Ş.				
(Alternatifbank)	11,452,260	10,281,000,000	773	7,947,213
Efes Sınai	10,286,260	8,496,780,802	3,605	30,630,895
Total	21,738,520			38,578,108

(21) DESCRIPTION AND AMOUNT OF MARKETABLE SECURITIES, ISSUED BY THE SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES OF THE COMPANY THAT ARE INCLUDED IN THE MARKETABLE SECURITIES AND NON-CURRENT MARKETABLE SECURITIES ACCOUNTS :

Marketable securities include of Anadolu Group A type Investment Fund Certificates issued by the Company's participation Alternatifbank amounting to TL291,310 as of December 31, 2001 (December 31, 2000 - TL160,790) with the nominal value of TL100,000.

(22) DESCRIPTION AND AMOUNT OF BALANCE SHEET ITEMS STATED AS "OTHERS" THAT EXCEED 20% OF THE GROUP TOTAL OF ITS INCLUDED OR 5% OF TOTAL ASSETS IN THE FINANCIAL STATEMENTS :

a) Reserve For Other Liabilities and Expenses:

	December 31	
	2001	2000
Accrued Interest and Interest Commission Liability	6,084,332	1,260,642
Reserve for Tax and Claim Interest (*)	8,215,783	-
Reserve for Labor Union Agreement difference	504,240	-
Accrued Water and Electricity Expense	212,179	128,391
Other	54,751	39,774
	15,071,285	1,428,807

b) Other Long-term Liabilities:

Deferred VAT	6,672,406	4,773,453
Other	-	7,232
	6,672,406	4,780,685

(*) As explained in disclosure 13 (d).

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(23) THE TOTAL TO BE SHOWN SEPERATELY OF RECEIVABLES FROM AND PAYABLES TO PERSONNEL THAT EXCEED 1% OF THE TOTAL ASSETS IN BALANCE SHEET AND INCLUDED IN "OTHER RECEIVABLES" AND "OTHER SHORT-TERM OR LONG-TERM LIABILITIES" CAPTIONS :

None.

(24) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE PROVIDED FOR RECEIVABLES FROM SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES:

None.

(25) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE DUE OR NOT YET DUE (THESE AMOUNTS ARE SHOWN AS SEPARATE TOTALS) :

As of December 31, 2001 and 2000 the amount of the allowances for the doubtful receivables that are due but not collected are TL558,979 and TL339,720, respectively. TL389,871 and TL181,931 of this allowance consist of 2001 and 2000 valuation of the doubtful receivable carried forward from the prior years, amounting to USD270,825. The remaining TL158,433 and TL157,789 are comprised of the allowance for the receivables due from export sales in prior years.

There is no allowance for doubtful receivables that is not yet due.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-14-

(26) BREAKDOWN OF THE SUBSIDIARIES AND PARTICIPATIONS WITH AN INDIRECT CAPITAL AND MANAGEMENT RELATIONSHIP WITH THE COMPANY; NAMES AND SHAREHOLDING PERCENTAGES AND CARRYING AMOUNTS OF THESE COMPANIES INCLUDED IN LONG-TERM FINANCIAL ASSETS ACCOUNT, THEIR CURRENT YEAR INCOME OR LOSS, AND NET INCOME OR LOSS IN THE RECENT FINANCIAL STATEMENTS, PERIOD OF THE FINANCIAL STATEMENTS, WHETHER FINANCIAL STATEMENTS ARE PREPARED/NOT-PREPARED UNDER CMB STANDARTS, AUDIT STATUS OF FINANCIAL STATEMENTS, RESULT OF AUDIT REPORT :

a)   Subsidiaries and Participations with an Indirect Capital and Management Relationship with the Company:

Breakdown of the subsidiaries and participations with an Indirect capital and management relationship with the Company as of December 31, 2001 is as follows:

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Cetelem Tüketici Finansman A.Ş.
Anadolu Efes Technical Management Consultancy N.V.
Astana CC Bottlers C.J.S.C.
Baku Coca-Cola Bottlers Ltd.
Beverages Tajikistan Ltd.
CC Kuban Bottlers A.O.
Coca-Cola Almaty Bottlers Limited Liability Partnership
Coca-Cola Bishkek Bottlers C.J.S.C.
Coca-Cola Rostov Bottlers C.J.S.C
Coca-Cola Shymkent Distribution C.J.S.C.
Efes Holland Technical Management Consultancy B.V.
Efes Invest Holland BV
Efes Karaganda
Efes Productie S.R.L
Efes Romania Industrie Si Comert S.A.
Efes Ukraine Brewery
Euro-Asian Brauerein Holding GMBH
Istanbul Tuzla – Free Trade Zone
O.A.O Knyaz Rurik Moscow Maltery
Tonus Joint Stock Company
Turkmenistan Coca-Cola Bottlers Ltd.
Moscow-Efes
Z.A.O Maltery Mutena

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-15-

b) Subsidiaries, Participations and Other Non-Current Financial Assets:

As of December 31, 2001 and 2000 the breakdown of subsidiaries, participations and other non-current financial assets; shareholding percentage, carrying amount and summary of financial statement is as follows:

December 31, 2001

			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/not prepared under CMB standards	Audit Status Of Financial Statements	Result of Independent Audit Report
1. Subsidiaries:								
Efes Sınai	15,639,233	51.87	(1,732,279)	(1,732,279)	30.09.2001	Prepared	Not Audited	-
Efes Pazarlama	38,376,784	99.99	773,337	554,521	31.12.2000	Not Prepared	Not Audited	-
Tarbes	1,140,965	99.75	107,212	54,284	31.12.2000	Not Prepared	Not Audited	-
Efes Breweries	39,599,195	99.88	USD2,602,000	USD10,718,000	30.06.2001	Not Prepared	Reviewed (**)	-
Cypex Co.Ltd. (Cypex)	148,358	90.00	139,518	88,009	31.12.2000	Not Prepared	Not Audited	-
	94,904,535							
2. Participations:								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	2,426,840	1,932,296	31.12.2000	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	2,209,282	1,418,688	31.12.2000	Not Prepared	Not Audited	-
Alternatifbank	16,078,710	14.91	3,471,000	3,471,000	30.09.2001	Prepared	Not Audited	-
	42,233,926							
3. Other Financial Non-Current Assets:								
Teknopark A.Ş.	9,750	6.00	17,952	12,028	31.12.2000	Prepared	Not Audited	-
Interbrew Efes	381	0.01	USD2,571,000	USD8,123,000	30.06.2001	Not Prepared	Reviewed (**)	-
Tur-kecom Teknoloji Hizmetleri A.Ş.	256,021	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited	-
	266,152							
Total	137,404,613							

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-16-

December 31, 2000

			Financial Statement Data					
	Carrying Amount	Shareholding Percentage (%)	Income/(Loss) Before Taxation	Net Income/(Loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
1. Subsidiaries:								
Efes Sınai	10,286,260	51.87	2,007,134	1,617,212	30.09.2000	Prepared	Not Audited	-
Efes Pazarlama	7,294,801	85.00	773,337	554,521	31.12.2000	Not Prepared	Not Audited	-
Tarbes	1,140,965	99.75	107,212	54,284	31.12.2000	Not Prepared	Not Audited	-
Efes Breweries	26,216,136	99.83	USD2,513,605	USD2,513,605	30.06.2000	Not Prepared	Not Audited	-
Efes Technic Consultancy	5,571	90.49	(*)	(*)	(*)	(*)	(*)	-
Cypex Co. Ltd.	91,350	90.00	47,928	31,427	31.12.1999	Not Prepared	Not Audited	-
	45,035,083							
2. Participations:								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	2,426,840	1,932,296	31.12.2000	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	2,209,282	1,418,688	31.12.2000	Not Prepared	Not Audited	-
Alternatifbank	11,452,260	23.00	15,382,000	11,184,000	31.12.2000	Prepared	Audited	Unqualified
	37,607,476							
3. Other Financial Non-current Assets								
Interbrew Efes	1,147	0.02	ROL(315,114,400)	ROL(315,114,400)	31.12.1999	Not Prepared	Not Audited	-
Teknopark A.Ş.	5,250	6.00	(*)	(*)	(*)	(*)	(*)	-
	6,397							
Total	82,648,956							

-17-

(*)   The financial statements of this company is not available.

(**) Limited reviewed in accordance with International Accounting Standards.

In August 2001, based on independent appraisal reports, the Company has purchased Efes Pazarlama shares owned by Yazıcılar Holding A.Ş. and Özilhan Sınai Yatırım A.Ş., which are shareholders of the Company, with an amount of TL21,135,597 and TL9,946,386, respectively. Consequent to this transaction, shareholding percentage of the Company has been increased to 99.99%.

Alternatifbank, a participation of the Company, decided to perform a cash increase in its share capital from TL64,815,000 to TL100,000,000 at the BOD meeting dated July 30, 2001. The Company decided not to use its pre-emptive right for its share of the increased amount at the same dated BOD meeting. Consequently, the shareholding percentage of the Company in Alternatifbank decreased to 14.91%.

The Company decided to participate in Tur-kecom Teknoloji Hizmetleri A.Ş. with USD500,000 (TL equivalent of TL340,515) (participation rate - 8.46%) at the BOD meeting dated November 13, 2000. Furthermore, at the BOD meeting dated February 9, 2001, it has also decided to purchase the shares of Tur-kecom Teknoloji Hizmetleri A.Ş. amounting TL423.1 from the founders and to give the authorization of signature to the competents of the Company in order to have the agreements related with the transfer of the shares signed.

The shareholders of Efes Breweries didn't use their pre-emptive rights and transferred these rights to the Company. Accordingly, the share of the Company in Efes Breweries increased to 99.88% as of December 31, 2001.

The Company sold its TL766 nominal valued Interbrew Efes shares with USD5,113 to Interbrew Central European Holding B.V. and Interbrew International B.V. in 2001.

The shares of Efes Technic Consultancy Limited were written-off from the assets due to the liquidation of this company and recorded as disallowables.

(27) BONUS SHARES OBTAINED FROM THE PARTICIPATIONS AND SUBSIDIARIES DUE TO CAPITAL INCREASES BY INTERNAL SOURCES :

The summary of the free shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 - December 31, 2001 and 2000 are as follows:

	2001	2000
Free shares obtained from Alternatifbank	4,626,450	590,410
Free shares obtained from Cypex	57,008	46,053
	4,683,458	636,463

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-18-

Alternatifbank and Cypex distributed their profits of year 2000 as bonus shares. The Company has recorded these bonus shares of TL2,307,823 as an income in the statement of income. Remaining amount, TL2,375,635 of bonus shares is included in participation value increase account.

Amount of free shares of TL400,636, obtained from the capital increases rendered from internal sources of participations and subsidiaries for January 1 - December 31, 2000 period, comes from Ege Biracılık, Güney Biracılık and Anadolu Biracılık taken over.

(28) REAL RIGHTS ON THE TANGIBLE ASSETS AND THEIR AMOUNTS:

None.

(29) REVALUATION AMOUNTS ON TANGIBLE FIXED ASSETS MADE IN THE LAST THREE YEARS   :

As of December 31, 2001 and 2000, revaluation increases in the cost and accumulated depreciation of tangible non-current assets are as follows:

	December 31, 1999 (%52.1)	December 31, 2000 (%56)	December 31, 2001 (%53.2)
Increase in carrying amount	8,255,047	28,041,605	44,526,875
Increase in accumulated depreciation	(3,321,144)	(10,453,566)	(18,185,542)
Revaluation Fund	4,933,903	17,588,039	26,341,333

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-19-

(30) THE FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES WITH EXCHANGE RATE EXPOSURE AND THEIR TRANSLATION RATES:

As of December 31, 2001 and 2000 foreign currency denominated assets and liabilities are as follows:

		December 31				
		2001			2000	
Assets:		Foreign Currency	TL Equivalent		Foreign Currency	TL Equivalent
a) Banks	USD	945,377	1,359,980	USD	129,388	86,858
	DEM	-	-	DEM	21,096	6,667
	GBP	34,016	70,754	GBP	5,703	5,664
	EUR	278,117	352,685	EUR	17,924	11,087
	CHF	-	-	CHF	5	2
			1,783,419			110,278
b) Customers	USD	4,701,502	6,768,127	USD	4,732,640	3,179,222
	DEM	798,318	517,611	DEM	1,311,734	414,856
	FRF	-	-	FRF	13,800	1,301
	GBP	271,058	564,206	GBP	212,303	211,003
	EUR	2,888,822	3,663,358	EUR	501,442	310,172
			11,513,302			4,116,554
c) Due from Shareholders	USD	9,250,000	13,315,995	USD	-	-
d) Receivable from Subsidiaries (short and long term)	USD (*)	4,500,000	6,478,052	USD (*)	8,000,000	5,400,032
e) Advances for Fixed Assets	USD	-	-	USD	285,000	191,453
Liabilities:						
a) Short Term Bank Borrowings	USD	6,000,000	8,679,060	USD	6,000,000	4,050,024
	EUR	4,300,000	5,479,193	EUR	4,300,000	2,672,639
			14,158,253			6,722,663
b) Current Portion and Interest of Long Term Bank Borrowings	USD	72,500,000	104,871,975	USD	42,500,000	28,687,670
	EUR	22,350,000	28,479,063			
			133,351,038			28,687,670
c) Suppliers	USD	2,020,292	2,922,373	USD	22,194	14,981
	DEM	158,663	103,369	DEM	1,298,352	412,603
	EUR	27,036	34,450	EUR	483,084	300,258
	CHF	-	-	CHF	820	337
	DKK	-	-	DKK	83,120	6,959
	ESP	-	-	ESP	147,791	552
	NLG	21,601	12,490			
	GBP	16,449	34,418			
			3,107,100			735,690
d) Long Term Bank Borrowings	USD	3,270,825	4,731,281	USD	34,270,825	23,132,944
	EUR	2,000,000	2,548,462	EUR	13,350,000	8,297,612
			7,279,743			31,430,556
e) Other Accrued expenses and liabilities	USD	2,952,035	4,270,148	USD	1,644,175	1,109,825
	EUR	1,421,188	1,810,922	EUR	231,109	143,644
			6,081,070			1,253,469

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-20-

(*)   As of December 31, 2001 and 2000, the remaining balance of the loan transferred to Efes Pazarlama is USD4,000,000 and USD8,000,000, respectively. The Company valued this receivable using the Central Bank selling exchange rate, since this receivable is matched with the original loan, which is valued using the selling exchange rate. However, in 2001 the Company valued the amount using the Central Bank foreign currency buying rate. The resulting difference is TL27,772.

(**) As of December 31, 2001, the receivable of the Company which is USD324,272 is appraised at exchange rate at the end of periods determined for related countries, since the amounts that cannot be collected within the period for bringing the export gains into the country are credited to the Price Stabilisation Support Fund in accordance with the Exchange Legislation corresponding to TL113,029. The figures in question are not listed in the table above.

(31) AMOUNTS OF THE GUARANTEES, COMMITMENTS, COLLATERALS, ADVANCES AND TYPES OF SECURITIES GIVEN ON BEHALF OF THE SHAREHOLDERS AND RELATED PARTIES   :

For the explanation of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries as of December 31, 2001, please refer to the Note 18 to balance sheet.

(32) AVERAGE NUMBER OF PERSONNEL BY CATEGORIES DURING THE PERIOD:

The average number of personnel worked during the periods ended December 31, 2001 and 2000 were as follows:

| | December 31, | |
	2001	2000
Salaried	389	395
Waged	792	823
	1,181	1,218

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-21-

(33) OTHER ISSUES THAT HAVE A SIGNIFICANT EFFECT ON THE FINANCIAL STATEMENTS OR ARE REQUIRED FOR CLARITY, INTERPRETATION AND UNDERSTANDING OF THE FINANCIAL STATEMENTS :

(a) The net income of the merged companies (Ege Biracılık, Güney Biracılık and Anadolu Biracılık) until the date of merger, amounts to TL9,375,215 (as referred to Note 18 to statements of income) is included in the "retained earnings" caption in the accompanying balance sheet as of December 31, 2000. The breakdown of the net income is as follows:

Ege Biracılık	5,821,969
Güney Biracılık	1,829,622
Anadolu Biracılık	1,723,624

The tax accrual, amounting to TL2,679,333 included in "Taxes, Duties and Other Withholdings Payable" in the balance sheet, is the tax accrual related to the income of Ege Biracılık, Güney Biracılık and Anadolu Biracılık for the period January 1 – June 20, 2000.

(b) As of December 31, 2001, "Revaluation Surplus from Non-current Assets" and "Surplus from Non-current Financial Assets" accounts in Shareholders' Equity include TL49,502,114 and TL7,201,574 (December 31, 2000 – TL23,446,994 and TL7,184,180) respectively, that are barred to be added to share capital according to tax legislation.

(c) "Intermediary export" revenue amounting to TL13,459,317 (2000 – TL2,505,733) is included in net sales of the income statement for the year 2001. TL13,459,317 (2000 – TL2,435,448), related with these exports, is included in the cost of sales. There is no selling and distributing expenses related with these exports (2000 – TL70,825).

(34) ADDITIONAL NOTE FOR CONVENIENCE TRANSLATION TO ENGLISH:

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the IASB and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of inflation accounting, the non-preparation of consolidated financial statements, the non-application of deferred tax. The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.   **AEFES**

		Independent	
		Audited	*Audited*
DETAILED STATEMENT OF INCOME (Millions of Turkish lira)		**31.12.2001**	**31.12.2000**
A.	Gross Sales	338.063.706	162.129.238
1.	Domestic Sales	304.057.813	149.880.897
2.	Export Sales	15.076.326	7.115.276
3.	Other Sales	18.929.567	5.133.065
B.	Sales Deductions (-)	(101.186.697)	(50.396.664)
1.	Sales Returns (-)	(58.613)	(213.973)
2.	Sales Discounts (-)	(314.154)	(197.998)
3.	Other Deductions (-)	(100.813.930)	(49.984.693)
C.	Net Sales	236.877.009	111.732.574
D.	Cost of Sales (-)	(125.498.247)	(61.581.384)
	GROSS PROFIT / (LOSS)	111.378.762	50.151.190
E.	Operating Expenses (-)	(44.623.915)	(19.086.878)
1.	Research and Development Expenses (-)	(200.732)	(140.094)
2.	Marketing, Selling and Distribution Expenses (-)	(19.168.561)	(7.460.395)
3.	General and Administrative Expenses (-)	(25.254.622)	(11.486.389)
	OPERATING PROFIT / (LOSS)	66.754.847	31.064.312
F.	Income and Gains from Other Operations	51.261.169	10.358.884
1.	Dividend Income from Participations	4.318.527	3.805.159
2.	Dividend Income from Subsidiaries	79.208	1.764
3.	Interest and Other Dividend Income	13.953.067	4.283.302
4.	Other Operating Income and Gains	32.910.367	2.268.659
G.	Expenses and Losses from Other Operations (-)	(12.570.729)	(4.041.141)
H.	Financial Expenses (-)	(109.612.074)	(18.718.415)
1.	Short-term Borrowing Expenses (-)	(60.897.552)	(10.368.482)
2.	Long-term Borrowing Expenses (-)	(48.714.522)	(8.349.933)
	OPERATING PROFIT / (LOSS)	(4.166.787)	18.663.640
I.	Extraordinary Income and Gains	708.534	100.660
1.	Reserves No Longer Repuired	92.011	1.630
2.	Prior Period Income and Gains	-	2.104
3.	Other Extraordinary Income and Gains	616.523	96.926
J.	Extraordinary Expenses and Losses (-)	(10.587.861)	(1.585.037)
1.	Idle Time Capacity Expenses and Losses (-)	(2.153.884)	(774.338)
2.	Prior Period Expenses and Losses(-)	(2.805)	(4.538)
3.	Other Extraordinary Expenses and Losses (-)	(8.431.172)	(806.161)
	INCOME / (LOSS) FOR THE PERIOD	(14.046.114)	17.179.263
K.	Taxes and Other Legal Obligations to be Paid (-)	(99.543)	(1.359.578)
	NET INCOME / (LOSS) FOR THE PERIOD	(14.145.657)	15.819.685

The accompanying notes are an integral part of these statements of income.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

(1) ALL DEPRECIATION AND AMORTIZATION EXPENSES FOR THE CURRENT PERIOD   :

The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle plant for the years ended December 31, 2001 and 2000 are as follows:

	2001		2000	
a) Depreciation charges		19,358,565		10,487,310
i) Normal depreciation charge	12,441,408		7,713,229	
ii) Depreciation charge resulting from revaluation	6,917,157		2,774,081	
b) Amortization charges		99,411		8,982
		19,457,976		10,496,292

(2) DISCOUNT AND PROVISION EXPENSES FOR THE CURRENT PERIOD:

The details of provisions and discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Provision for retirement pay	3,414,595	1,465,959
Discount expenses	756,340	159,657
Interest expense accruals	6,084,332	1,260,642
Provision for tax and claim interest charges	8,215,783	-
Provision for labor union contract difference	504,240	-
Expense accruals	266,930	168,165
Provision for doubtful receivables	10,675	10,735
	19,252,895	3,065,158

(3) FINANCIAL EXPENSES FOR THE CURRENT PERIOD:

The details of the financial expenses are as follows:

	2001	2000
Included in the carrying value of tangible non-current assets	-	-
Directly expensed	109,612,074	18,718,415
	109,612,074	18,718,415

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-2-

**(4) FINANCIAL EXPENSES CHARGED BY SHAREHOLDERS, SUBSIDIARIES
AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL
TO BE SHOWN SEPARATELY)** :

None.

**(5) SALES / PURCHASES MADE TO / FROM SHAREHOLDERS, SUBSIDIARIES
AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE
SHOWN SEPARATELY)** :

The details of sales / purchases made to / from shareholders, subsidiaries and participations
as of the periods ended December 31, 2001 and 2000 are as follows:

a) Sales:	2000	1999
Shareholders		
Ege Biracılık (*)	-	379,021
Güney Biracılık (*)	-	194,880
	-	573,901
Subsidiaries		
Efes Pazarlama	305,989,021	150,399,799
Efes Breweries	-	29,204
	305,989,021	150,429,003

b) Purchases of Raw Materials and Services (cost of
production and operating expenses):

Shareholders		
Ege Biracılık (*)	-	959,830
Güney Biracılık (*)	-	44,479
Anadolu Endüstri Holding	3,921,684	2,042,369
	3,921,684	3,046,678
Participations		
Anadolu Biracılık (*)	-	2,249,675
	-	2,249,675
Subsidiaries		
Tarbes	3,539,555	1,551,570
Efes Pazarlama	3,578,275	161,045
	7,117,830	1,712,615

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-3-

	2001	2000
Related parties		
Oyex	690,881	23,810
Efes Tur	65,361	276
Anadolu Pazarlama	-	2,275
Anadolu Honda (**)	228,863	438
AEH Münih	2,680,384	-
Anadolu Isuzu (**)	4,178,997	-
Polinas Plastik (**)	2,181,148	-
Anadolu Motor Üretim ve Pazarlama A.Ş. (**)	805,133	-
Çelik Motor (**)	1,220,596	-
	12,051,363	26,799

(*)   The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(**) The transactions with these companies are related to 'Intermediary Export'.

(6) **INTEREST, RENT AND OTHERS PAID TO AND RECEIVED FROM SHAREHOLDERS, SUBSIDIARIES ANS PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY)** :

For the periods ended December 31, 2001 and 2000, interest and rents paid to and received from shareholders, subsidiaries and participations are as follows:

	2001	2000
a) Rent income (included in income and gain from other operations):		
Efes Sınai	220	600
Anadolu Endüstri Holding	5,545	4,447
Alternatifbank	41,218	15,680
Ege Biracılık (*)	-	347
Efes Pazarlama	282,228	167,267
Anadolu Biracılık (*)	-	1,594
Tarbes	2,160	-
	331,371	189,935
b) Foreign currency gains, interest and other income (included in income and gain from other operations):		
Anadolu Biracılık (*)	-	32,324
Ege Biracılık (*)	-	223,813
Güney Biracılık (*)	-	40,038
Anadolu Endüstri Holding	6,062,659	2,805,708
Alternatifbank (***)	16,961,728	454,169
Tarbes	143,027	160,674
Interbrew Efes	111,241	-
Efes Sınai	2,326,516	-
Efes Pazarlama	447,885	-
	26,053,056	3,716,726

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-4-

c) Dividend income from participations:	2001	2000
Anadolu Biracılık (*) (**)	-	162,905
Tarbes	-	-
Coca Cola İçecek Üretim A.Ş.	1,340,342	304,620
Coca Cola Satış Dağıtım A.Ş.	709,970	1,071,659
Alternatifbank	2,268,215	2,265,975
	4,318,527	3,805,159

d) Dividend income from subsidiaries

Cypex	79,208	1,764

e) Rent expense

Efes Pazarlama	27,111	10,481
Efes Sınai	880	-
Çelik Motor	183,399	-
Güney Biracılık(*)	-	517
	211,390	10,998

f) Foreign Currency Losses:

Anadolu Endüstri Holding	826,711	-
Alternatifbank (****)	2,119,185	10,984
Efes Sınai	31,992	-
Efes Pazarlama	25,860	-
Efes Breweries	823,419	-
	3,827,167	10,984

(*)   The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(**)   The dividend income amounting to TL162,905 is the amount of dividend Anadolu Biracılık has given to the Company before the merger.

(***)   Time deposit income includes the valuation of foreign currency accounts and reverse repurchase agreements income.

(****)   It is the expense for valuation of foreign currency accounts.

(7) SALARIES AND BENEFITS PROVIDED TO BOARD OF DIRECTORS, GENERAL MANAGER, DEPUTY GENERAL MANAGER AND OTHER MEMBERS OF TOP MANAGEMENT :

For the period ended December 31, 2001 and 2000 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL928,008 and TL837,108, respectively.

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-5-

(8) DEPRECIATION METHODS AND THE EFFECT OF CHANGES IN DEPRECIATION METHODS AS INCREASE (+) OR DECREASE (-) IN CURRENT YEAR DEPRECIATION EXPENSE :

Both straight-line and double declining methods are applied as the depreciation method. There is no change in the depreciation method applied between these periods.

(9) INVENTORY COSTING SYSTEMS AND METHODS:

The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items (except advances). Advances given are carried at book value.

(10) REASONS FOR NOT PERFORMING FULL OR PARTIAL PHYSICAL INVENTORY COUNT, IF ANY :

As of December 31, 2001 and 2000, physical inventory count has been performed (except work-in-process inventory). Physical work-in-process inventory count has not been performed since the work-in-process beer would be damaged if the tanks were opened.

(11) SEPARATE TOTALS OF SALES OF SCRAP, BY PRODUCTS AND SERVICE SALES INCLUDED IN DOMESTIC AND EXPORT SALES THAT EXCEED 20% OF GROSS SALES :

As of December 31, 2001, TL319,134,139 (2000 – TL156,996,173) of the gross sales comprises of sales of goods which constitutes 94% (2000 – 96%) of gross sales.

(12) SALES INCENTIVES AND SUBVENTIONS OF THE COMPANY, IF ANY:

None.

(13) EXPLANATORY NOTE ABOUT PRIOR PERIOD GAINS / INCOME AND LOSSES/EXPENSES :

As of December 31, 2001, the prior period gains/income and losses/expenses are TL0 (December 31, 2000 – TL2,104) and TL2,805 (December 31, 2000 – TL4,538), respectively.

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-6-

(14) THE AMOUNTS AND PERCENTAGES OF NET INCOME PER SHARE AND DIVIDEND PER SHARE SEPERATELY FOR ORDINARY AND PRIVILEGED SHARES (IN FULL TL) :

Since the Company realized loss in the year 2001, the Company has no earning – dividend per share ratio.

In the year 2000, the Company does not have any privileged share certificates. Earning per each share with nominal value of TL1.000 is TL630.67 (Dividends per share – 63%).

(15) THE CHANGES IN THE PRODUCTION QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY FOR EACH MAIN PRODUCTION GROUP SEPERATELY :

The quantities of production that the Company performs for the years ended December 31, 2001 and 2000 are as follows:

		2001	2000	Change (%)
Beer	(Liter)	568,349,382	432,523,399	31
Malt	(Tons)	81,921	38,579	112
Plastic Materials	(Tons)	-	1,866	(100)

(16) THE CHANGES IN THE SALES QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY FOR EACH MAIN SALES GROUP SEPERATELY :

The quantities of the sales that the Company performs for the years ended December 31, 2001 and 2000 are as follows:

		2001	2000	Change (%)
Beer	(Liter)	569,857,034	432,217,801	32
Malt	(Tons)	4,387	667	558
Plastic Materials	(Tons)	-	681	(100)

(17) DETAILS OF THE ACCOUNTS INCLUDED IN THE INCOME STATEMENT THAT EXCEED 20% OF THEIR ACCOUNT GROUPS :

i) Other Deductions:

	December 31	
	2001	2000
Additional Tax	33,085,706	16,165,920
Civil Defense Support Fund	23,986,937	11,748,449
Education Sports and Health Services Tax	39,686,666	20,089,207
Pasture Fund	4,054,621	1,981,117
	100,813,930	49,984,693

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-7-

	2001	2000
ii) Other operating income and gains:		
Foreign exchange gains	24,157,235	629,923
Gain from government bonds and treasury bills	7,160,742	913,015
Other	1,592,390	725,721
	32,910,367	2,268,659
iii) Other extraordinary income and gains:		
Income from Insurance Compensation	130,481	35,979
Gain from sale of tangible fixed assets	462,240	18,541
Other	23,802	42,406
	616,523	96,926
iv) Other extraordinary expenses and losses:		
Loss from sale of tangible fixed assets	95,163	19,953
Provision for tax and interest charges	8,215,783	-
Disallowable Expenses	55,324	770,029
Other	64,902	16,179
	8,431,172	806,161

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-8-

(18) DETAILED INCOME STATEMENT:

The accompanying balance sheet as of December 31, 2000 includes the results of operations of the companies merged for the year 2000; the statement of income includes the results of operations of Erciyas Biracılık ve Malt Sanayi A.Ş. for January 1 – December 31, 2000 period and the results of operations of Ege Biracılık ve Malt Sanayi A.Ş., Güney Biracılık ve Malt Sanayi A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. for June 21 – December 31, 2000. The results of operations of Ege Biracılık ve Malt Sanayi A.Ş., Güney Biracılık ve Malt Sanayi A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. for the January 1 – December 31, 2000 accounting period together with Erciyas Biracılık ve Malt Sanayi A.Ş.'s own results are presented below for information purposes:

A. Gross Sales	213,764,257
1. Domestic Sales	195,187,272
2. Exports	12,485,220
3. Other Sales	6,091,765
B. Deductions from Sales (-)	(65,962,352)
1. Sales Returns (-)	(214,511)
2. Sales Discounts (-)	(197,998)
3. Other Deductions (-)	(65,549,843)
C. Net Sales	147,801,905
D. Cost of Sales (-)	(79,300,322)
GROSS SALES PROFIT (LOSS)	68,501,583
E. Operating Expenses (-)	(27,117,078)
1. Research & Development Expenses (-)	(218,669)
2. Marketing, Selling & Distrib. Expenses (-)	(7,936,965)
3. General Administrative Expenses (-)	(18,961,444)
OPERATING PROFIT (LOSS)	41,384,505
F. Income and Profit From Other Operations	15,773,087
1. Dividends from Participations	9,030,402
2. Dividends from Subsidiaries	27,529
3. Interest and Other Dividend Income	4,337,261
4.Other Operating Income	2,377,895
G. Expenses and Losses from Other Operations	(3,608,036)
H. Financial Expenses (-)	(22,764,461)
1. Short Term Financial Expenses (-)	(14,105,726)
2. Long Term Financial Expenses (-)	(8,658,735)
LOSS BEFORE EXTRAORDINARY ITEMS AND TAX	30,785,095
I. Extraordinary Income & Profit	141,555
1. Reversal of Provisions	1,630
2. Prior Year Income and Profit	2,323
3. Other Extraordinary Expenses/Losses	137,602
J. Extraordinary Expenses and Losses	(1,692,839)
1. Idle Division Expenses and Losses (-)	(824,876)
2. Prior Year Expenses and Losses (-)	(5,419)
3. Other Extraordinary Exp. And Losses (-)	(862,544)
LOSS BEFORE TAX	29,233,811
K. Tax and Other Legal Liabilities (-)	(4,038,911)
NET INCOME / (LOSS) AFTER TAX	25,194,900

MALT SANAYİİ ANONİM ŞİRKETİ

(Convenience Translation of a Report and Financial Statements
Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

-9-

The income statement stated above includes the depreciation expense amounting to TL11,930,123 and retirement pay liability expense amounting to TL2,227,403.

"Intermediary export" revenue amounting to TL6,939,480 is included in net sales of the income statement. TL6,869,195, related with these exports, is included in cost of sales. Furthermore, the expense amounting to TL70,285, also related with these exports, is included in the selling and distributing expenses.

Sales and purchase transactions (including services) within the companies that merged are eliminated in the statement of income stated above. The dividend income received / given before the merger amounting to TL378,368 is included in other operational income / gain.

The production and sales quantities for the twelve months in the year 2000 are as follows:

	2000	
	Production	Sales
Beer (Liter)	590,827,313	588,222,400
Malt (Tons)	83,245	1,152
Plastic Materials (Tons)	1,866	681